UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           BUILDERS FIRSTSOURCE, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   12008R-10-7
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Building Products, LLC
                        450 Lexington Avenue, Suite 3350
                            New York, New York 10017
                                 (212) 286-8600
                             Attention: Paul S. Levy

                                 With copies to:

           Robert B. Pincus, Esq.                    Steven J. Gartner, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP         Willkie Farr & Gallagher LLP
      One Rodney Square, P.O. Box 636                   787 Seventh Avenue
      Wilmington, Delaware 19899-0636                New York, NY 10019-6099
               (302) 651-3000                             (212) 728-8222

------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               February 27, 2006
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [__]

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 12008R-10-7
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Building Products, LLC
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [_]
              (b) [X]
-------------------------------------------------------------------------------
     3        SEC USE ONLY
-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
 ------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [_]
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
        NUMBER OF              7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     None
        OWNED BY               ------------------------------------------------
          EACH
        REPORTING              8       SHARED VOTING POWER
         PERSON
          WITH                         None
                               ------------------ -----------------------------

                               9       SOLE DISPOSITIVE POWER

                                       None
                               ------------------------------------------------

                               10      SHARED DISPOSITIVE POWER

                                       None
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              None
-------------------------------------------------------------------------------

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [_]
-------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0%
-------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 12008R-10-7
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              JLL Partners Fund V, L.P.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [_]
              (b) [X]
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              |_|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
        NUMBER OF               7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      None
        OWNED BY               ------------------------------------------------
          EACH                  8       SHARED VOTING POWER
        REPORTING
         PERSON                         8,652,551.5
          WITH                 ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                               ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        8,652,551.5
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,652,551.5
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)

              [__]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.4%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 12008R-10-7
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              JLL Partners Associates V, L.P.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [_]
              (b) [X]
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [__]

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
        NUMBER OF               7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      None
        OWNED BY               ------------------------------------------------
          EACH                  8       SHARED VOTING POWER
        REPORTING
         PERSON                         8,652,551.5
          WITH                 ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                               ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        8,652,551.5
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,652,551.5
-------------------------------------------------------------------------------

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [__]
-------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.4%
-------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 12008R-10-7
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              JLL Associates G.P. V, L.L.C.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [_]
              (b) [X]
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
        NUMBER OF               7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      None
        OWNED BY               ------------------------------------------------
          EACH                  8       SHARED VOTING POWER
        REPORTING
         PERSON                         8,652,551.5
          WITH                 ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                               ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        8,652,551.5
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,652,551.5
-------------------------------------------------------------------------------

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [__]
-------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.4%
-------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 12008R-10-7
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Paul S. Levy
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-------------------------------------------------------------------------------
        NUMBER OF                7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                       None
        OWNED BY                -----------------------------------------------
          EACH
        REPORTING                8       SHARED VOTING POWER
         PERSON
          WITH                            8,652,551.5
                                -----------------------------------------------

                                 9       SOLE DISPOSITIVE POWER

                                         None
                                -----------------------------------------------

                                 10      SHARED DISPOSITIVE POWER

                                         8,652,551.5
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,652,551.5
-------------------------------------------------------------------------------

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [__]
-------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.4%
-------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 12008R-10-7
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus Private Equity IX, L.P.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) [X]
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              |___|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
        NUMBER OF              7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     0
        OWNED BY               ------------------------------------------------
          EACH
        REPORTING              8       SHARED VOTING POWER
         PERSON
          WITH                         8,652,551.5
                               ------------------------------------------------

                               9       SOLE DISPOSITIVE POWER

                                       0
                               ------------------------------------------------

                               10      SHARED DISPOSITIVE POWER

                                       8,652,551.5
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,652,551.5
-------------------------------------------------------------------------------

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

               |__|
-------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.4%
-------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 12008R-10-7
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus IX, LLC
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              |__|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------------------------------------------------------------
        NUMBER OF               7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY               ------------------------------------------------
          EACH                  8       SHARED VOTING POWER
        REPORTING
         PERSON                         8,652,551.5
          WITH                 ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        0
                               ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        8,652,551.5
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,652,551.5
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)

              |__|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.4%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 12008R-10-7
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus Partners LLC
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
-------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------------------------------------------------------------
        NUMBER OF               7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY               ------------------------------------------------
          EACH                  8       SHARED VOTING POWER
        REPORTING
         PERSON                         8,652,551.5
          WITH                 ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        0
                               ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        8,652,551.5
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

              8,652,551.5
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)

              |__|
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.4%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 12008R-10-7
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus LLC
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              |_|

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------------------------------------------------------------
        NUMBER OF              7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     0
        OWNED BY               ------------------------------------------------
          EACH
        REPORTING              8       SHARED VOTING POWER
         PERSON                        8,652,551.5
          WITH                 ------------------------------------------------

                               9       SOLE DISPOSITIVE POWER

                                       0
                               ------------------------------------------------

                               10      SHARED DISPOSITIVE POWER

                                       8,652,551.5
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,652,551.5
-------------------------------------------------------------------------------

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              |__|
-------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.4%
-------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 12008R-10-7
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Warburg Pincus & Co.
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

               |__|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              New York
-------------------------------------------------------------------------------
        NUMBER OF              7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     0
        OWNED BY               ------------------------------------------------
          EACH
        REPORTING              8       SHARED VOTING POWER
         PERSON
          WITH                         8,652,551.5
                               ------------------------------------------------

                               9       SOLE DISPOSITIVE POWER

                                       0
                               ------------------------------------------------

                               10      SHARED DISPOSITIVE POWER

                                       8,652,551.5
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,652,551.5
-------------------------------------------------------------------------------

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              |__|
-------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.4%
-------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 12008R-10-7
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Charles R. Kaye
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |X|
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

               |__|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-------------------------------------------------------------------------------
        NUMBER OF              7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     0
        OWNED BY               ------------------------------------------------
          EACH
        REPORTING              8       SHARED VOTING POWER
         PERSON
          WITH                         8,652,551.5
                               ------------------------------------------------

                               9       SOLE DISPOSITIVE POWER

                                       0
                               ------------------------------------------------

                               10      SHARED DISPOSITIVE POWER

                                       8,652,551.5
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,652,551.5
-------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SH

              |_|
-------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.4%
-------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 12008R-10-7
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Joseph P. Landy
-------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) |_|
              (b) |X|
-------------------------------------------------------------------------------

     3        SEC USE ONLY
-------------------------------------------------------------------------------

     4        SOURCE OF FUNDS

              N/A
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)

             |__|
-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-------------------------------------------------------------------------------
        NUMBER OF               7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      0
        OWNED BY               ------------------------------------------------
          EACH
        REPORTING               8       SHARED VOTING POWER
         PERSON
          WITH                          8,652,551.5
                               ------------------------------------------------

                                9       SOLE DISPOSITIVE POWER

                                        0
                               ------------------------------------------------

                                10      SHARED DISPOSITIVE POWER

                                        8,652,551.5
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,652,551.5
-------------------------------------------------------------------------------

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES (See Instructions)

              |__|
-------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.4%
-------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              IN
-------------------------------------------------------------------------------

Item 1.   Security and Issuer

     The class of securities to which this statement on Schedule 13D (the "Schedule 13D") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Builders FirstSource, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2001 Bryan Street, Suite 1600, Dallas, Texas 75201.


Item 2.  Identity and Background

(a) This Schedule 13D is filed by Building Products, LLC, a Delaware limited liability company ("Building Products LLC"); JLL Partners Fund V, L.P., a Delaware limited partnership ("JLL Fund V"); JLL Associates V, L.P., a Delaware limited partnership ("JLL Associates V") and the general partner of JLL Fund V; JLL Associates G.P. V, L.L.C., a Delaware limited liability company ("JLL Associates G.P.") and the general partner of JLL Associates V; Paul S. Levy, the sole member of JLL Associates G.P. (JLL Fund V, JLL Associates V, JLL Associates G.P., and Mr. Levy collectively being the "JLL Reporting Persons"); and Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership ("Warburg Pincus Fund IX"); Warburg Pincus IX, LLC, a New York limited liability company and sole general partner of Warburg Pincus Fund IX ("WP IX LLC"); Warburg Pincus Partners LLC, a New York limited liability company and sole member of WP IX LLC ("WPP LLC"); Warburg Pincus LLC, a New York limited liability company that manages Warburg Pincus Fund IX ("WP LLC"); Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC ("WP"); and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Warburg Pincus Fund IX, WP IX LLC, WPP LLC, WP LLC, WP, Mr. Kaye and Mr. Landy collectively being the "Warburg Pincus Reporting Persons," and Building Products LLC, the JLL Reporting Persons, and the Warburg Pincus Reporting Persons collectively being the "Reporting Persons"). The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1. Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

(b) The business address of each of Building Products LLC and the JLL Reporting Persons is c/o JLL Partners, 450 Lexington Avenue, Suite 3350, New York, New York 10017. The business address of each of the Warburg Pincus Reporting Persons and each person listed on Schedule I is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, New York 10017.

(c) The principal business of Building Products LLC is to acquire, hold, and dispose of securities issued by the Company, to receive dividends, interest, or other passive income and gains, and to engage in such other activities as the board of managers deems necessary and advisable. The principal business of JLL Fund V is to seek long-term capital appreciation by acquiring, holding, and disposing of controlling and non-controlling positions in securities, independently or with others, primarily through leveraged acquisitions, build-ups, recapitalizations, restructurings, management buyouts and similar transactions, and to engage in such other activities as the general partner deems necessary and advisable. The principal business of JLL Associates V and of JLL Associates G.P. is to act as the general partner, and be responsible for the business and affairs, of JLL Fund V and JLL Associates V, respectively. The principal business of Mr. Levy is acting as the sole member of JLL Associates G.P. and serving in similar capacities with certain affiliates of JLL Fund V. The principal business of Warburg Pincus Fund IX is that of making private equity and related investments. The principal business of WP is acting as the Managing Member of WPP LLC. The principal business of WPP LLC is acting as general partner to certain private equity funds and as the sole member of WP IX LLC. The principal business of WP IX LLC is acting as general partner of Warburg Pincus Fund IX. The principal business of WP LLC is managing certain private equity funds, including Warburg Pincus Fund IX. The principal business of each Mr. Kaye and Mr. Landy is acting as a Managing General Partner of WP and Co-President and Managing Member of WP LLC.

(d) During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) JLL Fund V, JLL Associates V, and Warburg Pincus Fund IX are each limited partnerships organized under the laws of the State of Delaware. Building Products LLC and JLL Associates G.P. are each limited liability companies organized under the laws of the State of Delaware. WP IX LLC, WPP LLC and WP LLC are each limited liability companies organized under the laws of the State of New York. WP is a general partnership organized under the laws of the State of New York. Messrs. Levy, Kaye and Landy are citizens of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration

     JLL Partners Fund II, L.P. ("JLL Fund II"), and JLL Partners Fund III, L.P. ("JLL Fund III"), through Building Products LLC, formed the Company on March 4, 1998, as BSL Holdings, Inc. Before the Company's initial public offering of shares of its Common Stock on June 22, 2005, Building Products LLC owned of record 94.6% of the Company's outstanding Common Stock. Building Products LLC, through JLL Fund II and JLL Fund III, obtained the funds used to acquire these shares from capital contributions from the partners of JLL Fund II and JLL Fund III. As of the date of this Schedule 13D, Building Products LLC is the record owner of 17,305,103 shares of the Company's Common Stock.

     On February 27, 2006, JLL Fund V and Warburg Pincus Fund IX acquired Building Products LLC for an aggregate purchase price of $398,017,369 from the members thereof by means of the purchase by each of JLL Fund V and Warburg Pincus Fund IX of 50% of the outstanding Building Products LLC membership interests (the "Transaction") pursuant to that certain Securities Purchase Agreement by and among JLL Fund V, Warburg Pincus Fund IX, Building Products LLC, and the members of Building Products LLC, dated February 2, 2006 (the "Securities Purchase Agreement"). A copy of the Securities Purchase Agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference. JLL Fund V and Warburg Pincus Fund IX each obtained the funds used to acquire these membership interests from capital contributions from their respective partners.


Item 4.   Purpose of Transaction

     The purchases by JLL Fund V and Warburg Pincus Fund IX of the membership interests pursuant to the Securities Purchase Agreement were effected because of the belief the Company represents an attractive investment based on the Company's business prospects and strategy. Building Products LLC holds, and the JLL Reporting Persons and the Warburg Pincus Reporting Persons beneficially own, the shares of the Company's Common Stock as an investment. The Reporting Persons may from time to time purchase additional shares of the Company's Common Stock in the open market or in private transactions. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Company, and other factors. The Reporting Persons also reserve the right to reduce their interest in the Company from time to time by open market or private sales of the Company's Common Stock.

(a) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, provided, however, that each of the Reporting Persons reserves the right to (i) acquire or dispose of securities of the Company in the future and (ii) develop such plans or proposals in the future, in each case, to the extent that such Reporting Person deems any such acquisition, disposition, plan, or proposal to be appropriate.

(b) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries.

(c) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors of the Company, except that, effective upon the consummation of the Transaction, (i) Alexander
R. Castaldi resigned from the Board of Directors of the Company and as Chairman of the Audit Committee, (ii) Floyd Sherman resigned as a Class III director and was elected to serve as a Class II director, (iii) the size of the Board of Directors of the Company was increased to nine members, (iv) David Barr, Kevin Kruse, and Michael Graff were appointed to fill the vacancies created thereby and (v) Brett N. Milgrim was appointed to the Audit Committee and Robert C. Griffin was appointed Chairman of the Audit Committee.

(e) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in any material change in the present capitalization or dividend policy of the Company.

(f) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in any other material change in the Company's business or corporate structure.

(g) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in changes in the Company's charter, by-laws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Company by any person.

(h) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

(j) As of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer(1)

     (a) (i) Building Products LLC is the direct record owner of 17,305,103 shares of the Company's Common Stock, which represents 52.8% of the outstanding shares of the Company's Common Stock, although Building Products LLC may no longer be deemed to be the beneficial owner of these shares by virtue of the terms of the Amended and Restated Limited Liability Company Agreement of Building Products LLC (the "Amended and Restated LLC Agreement") adopted in connection with the Transaction.

________________________________
(1) Calculation of beneficial ownership is based on 32,759,581 outstanding shares of the Company's Common Stock as of October 31, 2005 as reported in the Company's Form 10-Q for the quarter ended September 30, 2005, filed on November 2, 2005.



          (ii) By virtue of its position as a member of Building Products LLC and pursuant to the Amended and Restated LLC Agreement, JLL Fund V may be deemed to be the beneficial owner of 8,652,551.5 shares of the Company's Common Stock, which represents 26.4% of the outstanding shares of the Company's Common Stock.

          (iii) By virtue of its position as the general partner of JLL Fund V, JLL Associates V may be deemed to be the beneficial owner of 8,652,551.5 shares of the Company's Common Stock, which represents 26.4% of the outstanding shares of the Company's Common Stock.

          (iv) By virtue of its position as the general partner of JLL Associates V, JLL Associates G.P. may be deemed to be the beneficial owner of 8,652,551.5 shares of the Company's Common Stock, which represents 26.4% of the outstanding shares of the Company's Common Stock.

          (v) By virtue of his position as the sole managing member of JLL Associates G.P., Mr. Levy may be deemed to be the beneficial owner of 8,652,551.5 shares of the Company's Common Stock, which represents 26.4% of the outstanding shares of the Company's Common Stock.

          (vi) By virtue of its position as a member of Building Products LLC and pursuant to the Amended and Restated LLC Agreement, Warburg Pincus Fund IX may be deemed to be the beneficial owner of 8,652,551.5 shares of the Company's Common Stock, which represents 26.4% of the outstanding shares of the Company's Common Stock.

          (vii) Due to their respective relationships with Warburg Pincus Fund IX and each other, the Warburg Pincus Reporting Persons may be deemed to beneficially own, in aggregate, 8,652,551.5 shares of the Company's Common Stock, which represents 26.4% of the outstanding shares of the Company's Common Stock.

     Each of WP, WPP LLC, WP LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership of the Common Stock. Each of the JLL Reporting Persons disclaims beneficial ownership of shares of the Company's Common Stock reported herein as beneficially owned by the Warburg Pincus Reporting Persons and each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of shares of the Company's Common Stock reported herein as beneficially owned by the JLL Reporting Persons.

     (b) Building Products LLC has no power to vote or dispose of shares of the Company's Common Stock. Each of the JLL Reporting Persons shares with JLL Fund V the power to vote or direct the vote and to dispose or direct the disposition of 8,652,551.5 shares of the Company's Common Stock. Each of the Warburg Pincus Reporting Persons shares with Warburg Pincus Fund IX the power to vote or to direct the vote and to dispose or to direct the disposition of 8,652,551.5 shares of the Company's Common Stock.

     (c) Other than the Transaction described in Items 3 and 4, no other transactions in shares of the Company's Common Stock were effected by the Reporting Persons during the sixty days before the date of this Schedule 13D.

     (d) Not applicable.

     (e) On February 27, 2006, as a result of the Transaction, Building Products LLC ceased to be the beneficial owner of more than 5% of the Company's Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The responses to Item 2, Item 3, and Item 4 are incorporated herein by reference. Pursuant to the Securities Purchase Agreement, JLL Fund V and Warburg Pincus Fund IX each acquired 50% of the outstanding limited liability company interests of Building Products LLC from the members thereof. In connection with the Transaction, Building Products LLC has adopted the Amended and Restated LLC Agreement.

     The Amended and Restated LLC Agreement provides, among other things, that 50% of the securities of the Company held of record by Building Products LLC are deemed to be owned by each of JLL Fund V and Warburg Pincus Fund IX. Each of JLL Fund V and Warburg Pincus Fund IX will direct the voting of the securities of the Company beneficially owned by it as it sees fit, without any agreement, arrangement, or understanding between them regarding the voting of the subject securities of the Company. In furtherance thereof, Building Products LLC agreed to deliver to each of JLL Fund V and Warburg Pincus Fund IX an irrevocable proxy, coupled with an interest, to vote on all matters submitted to stockholders of the Company, such number of shares of Company Common Stock as is equal to the total number of shares of Company Common Stock held by Building Products LLC, multiplied by each of the members' respective percentage ownership interest in Building Products LLC. Building Products LLC may not transfer shares of the Company's Common Stock that are beneficially owned by either JLL Fund V and Warburg Pincus Fund IX for a period of two years after the date of the Amended and Restated LLC Agreement, unless otherwise agreed by the members of Building Products LLC. Neither JLL Fund V nor Warburg Pincus Fund IX, however, may direct the disposition of the shares of the other party. Once the two-year restricted period has elapsed, each party may transfer and cause Building Products LLC to transfer the shares of the Company's Common Stock that it beneficially owns, subject to certain volume limitations and other provisions.

     Furthermore, under the terms of the Amended and Restated LLC Agreement, Building Products LLC will use its commercially reasonable efforts to cause the Board of Directors of the Company to include designees of each of JLL Fund V and Warburg Pincus Fund IX, and each of JLL Fund V and Warburg Pincus Fund IX will select such designees as it deems appropriate, without any agreement, arrangement, or understanding between them to work collectively to achieve the appointment of the parties' designees to the Company's Board of Directors. A copy of the Amended and Restated LLC Agreement is attached as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

     In addition, Building Products LLC is a party to that certain Second Amended and Restated Stockholders Agreement among JLL Building Products, LLC, Builders FirstSource, Inc., Floyd F. Sherman, Charles L. Horn, Kevin P. O'Meara, and Donald F. McAleenan, dated as of June 2, 2005 (the "Stockholders Agreement"), which grants Building Products LLC certain registration rights, among other matters. The registration rights afforded to Building Products LLC can be exercised indirectly by JLL Fund V and Warburg Pincus Fund IX. While other members of Building Products LLC have the right to participate in any demand registration, subject to the two-year restriction on transfers of the Company's Common Stock described above, no member has the right to cause another to register its shares for resale, and no other member can prevent a party from causing a registration of its shares at the time, and in the manner, selected by the selling member. The Stockholders Agreement was filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 4, 2005 (File Number 0-51357) and is incorporated herein by reference.

     Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company, including, but not limited to, the transfer of any of the shares of the Company's Common Stock owned by Building Products LLC, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Material to Be Filed as Exhibits

Exhibit 1   Joint Filing Agreement

Exhibit 2 Securities Purchase Agreement by and among JLL Partners Fund V, L.P., Warburg Pincus Private Equity IX, L.P., JLL Building Products, LLC, and the members of JLL Building Products, LLC, dated February 2, 2006

Exhibit 3 Amended and Restated Limited Liability Agreement of Building Products, LLC, dated February 27, 2006

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2006

                                BUILDING PRODUCTS, LLC

                                /s/ Paul S. Levy
                                -----------------------------------
                                Paul S. Levy, Manager


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2006

                                JLL PARTNERS FUND V, L.P.

                                By its General Partner, JLL Associates V, L.P. By its General Partner, JLL Associates G.P. V, L.L.C.

                                /s/ Paul S. Levy
                                --------------------------------------------
                                Paul S. Levy, as Managing Member of JLL
                                Associates G.P. V, L.L.C.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2006

                                JLL ASSOCIATES V, L.P.

                                By its General Partner, JLL Associates G.P. V, L.L.C.

                                /s/ Paul S. Levy
                                -----------------------------------------------
                                Paul S. Levy, as Managing Member of JLL
                                Associates G.P. V, L.L.C.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2006


                                JLL ASSOCIATES G.P. V, L.L.C.

                                /s/ Paul S. Levy
                                -----------------------------------
                                Paul S. Levy, as Managing Member


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2006


                                /s/ Paul S. Levy
                                ----------------------------
                                Paul S. Levy

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2006


                                WARBURG PINCUS PRIVATE EQUITY IX, L.P.

                                By its General Partner, Warburg Pincus IX, LLC By its Sole Member, Warburg Pincus Partners, LLC By its Managing Member, Warburg Pincus & Co.


                                /s/ Scott A. Arenare
                                ---------------------------------------------
                                Scott A. Arenare
                                Partner


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2006


                                WARBURG PINCUS IX, LLC

                                By its Sole Member, Warburg Pincus Partners, LLC By its Managing Member, Warburg Pincus & Co.


                                /s/ Scott A. Arenare
                                ------------------------------------------
                                Scott A. Arenare
                                Partner


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2006


                                WARBURG PINCUS PARTNERS, LLC

                                By its Managing Member, Warburg Pincus & Co.


                                /s/ Scott A. Arenare
                                -------------------------------------
                                Scott A. Arenare
                                Partner

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2006


                                WARBURG PINCUS LLC


                                /s/ Scott A. Arenare
                                ------------------------------
                                Scott A. Arenare
                                Managing Director


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2006


                                WARBURG PINCUS & CO.


                                /s/ Scott A. Arenare
                                ---------------------------
                                Scott A. Arenare
                                Partner

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2006


                                /s/ Scott A. Arenare
                                -----------------------------
                                Charles R. Kaye
                                By:  Scott A. Arenare
                                     Attorney-in-Fact

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2006

                                /s/  Scott A. Arenare
                                ----------------------------
                                Joseph P. Landy
                                By:  Scott A. Arenare
                                     Attorney-in-Fact

                                                                    EXHIBIT 1
                                                                    ---------

                            JOINT FILING AGREEMENT


         In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing of the Schedule 13D to which this agreement is attached and to the joint filing of all amendments thereto. Notwithstanding the foregoing, each of the JLL Reporting Persons and the Warburg Pincus Reporting Persons disclaims beneficial ownership of shares of the Company's Common Stock beneficially owned by the other Reporting Persons.

         This agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when each of the parties designated as signatories has executed one counterpart.

Dated: February 28, 2006

                             BUILDING PRODUCTS, LLC

                             /s/ Paul S. Levy
                             -------------------------------
                             Paul S. Levy, Manager


                             JLL PARTNERS FUND V, L.P.

                             By its General Partner, JLL Associates V, L.P. By its General Partner,
                             JLL Associates G.P. V, L.L.C.

                             /s/ Paul S. Levy
                             -------------------------------------------
                             Paul S. Levy, as Managing Member of JLL
                             Associates G.P. V, L.L.C.


                             JLL ASSOCIATES V, L.P.

                             By its General Partner,
                             JLL Associates G.P. V, L.L.C.

                              /s/ Paul S. Levy
                             -----------------------------------------
                             Paul S. Levy, as Managing Member of JLL
                             Associates G.P. V, L.L.C.

                             JLL ASSOCIATES G.P. V, L.L.C.

                             /s/ Paul S. Levy
                             ---------------------------------
                             Paul S. Levy, as Managing Member


                             /s/ Paul S. Levy
                             -----------------------------------
                             Paul S. Levy

                             WARBURG PINCUS PRIVATE EQUITY IX, L.P.

                             By its General Partner, Warburg Pincus IX, LLC By its Sole Member, Warburg Pincus Partners, LLC By its Managing Member, Warburg Pincus & Co.

                              /s/ Scott A. Arenare
                             ------------------------------------------
                             Scott A. Arenare
                             Partner


                             WARBURG PINCUS IX, LLC

                             By its Sole Member, Warburg Pincus Partners, LLC By its Managing Member, Warburg Pincus & Co.


                             /s/ Scott A. Arenare
                             --------------------------------------------
                             Scott A. Arenare
                             Partner


                             WARBURG PINCUS PARTNERS, LLC

                             By its Managing Member, Warburg Pincus & Co.


                              /s/ Scott A. Arenare
                             --------------------------------------
                             Scott A. Arenare
                             Partner


                            WARBURG PINCUS LLC


                             /s/  Scott A. Arenare
                            ----------------------------------------
                            Scott A. Arenare
                            Managing Director

                            WARBURG PINCUS & CO.


                            /s/  Scott A. Arenare
                            ---------------------------------
                            Scott A. Arenare
                            Partner


                            /s/  Scott A. Arenare
                            ---------------------------------
                            Charles R. Kaye
                            By:  Scott A. Arenare
                                 Attorney-in-Fact


                            /s/ Scott A. Arenare
                            ---------------------------------
                            Joseph P. Landy
                            By:  Scott A. Arenare
                                 Attorney-in-Fact

                                                                      EXHIBIT 2
                                                                      ---------





-------------------------------------------------------------------------------





                          SECURITIES PURCHASE AGREEMENT

                                  BY AND AMONG

                           JLL PARTNERS FUND V, L.P.,

                     WARBURG PINCUS PRIVATE EQUITY IX, L.P,

                           JLL BUILDING PRODUCTS, LLC

                                       and

                    THE MEMBERS OF JLL BUILDING PRODUCTS, LLC



                                   Dated as of
                                February 2, 2006



-------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                           Page


ARTICLE I DEFINITIONS AND TERMS................................................1

         Section 1.1       Certain Definitions.................................1
         Section 1.2       Other Terms.........................................5
         Section 1.3       Other Definitional Provisions.......................5

ARTICLE II PURCHASE AND SALE OF INTERESTS......................................6

         Section 2.1       Purchase and Sale of the Interests..................6
         Section 2.2       Conveyance..........................................6
         Section 2.3       Consideration.......................................6

ARTICLE III CLOSING............................................................6

         Section 3.1       Closing.............................................6
         Section 3.2       Deliveries by the Sellers and the Company...........6
         Section 3.3       Deliveries by the Purchasers........................7
         Section 3.4       Simultaneous Transactions...........................7

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND THE COMPANY.......7

         Section 4.1       Authority; Binding Effect...........................8
         Section 4.2       Title to Interests..................................8
         Section 4.3       No Violation; Consents and Approvals................8
         Section 4.4       Absence of Litigation...............................9
         Section 4.5       Operations of the Company...........................9
         Section 4.6       Brokers.............................................9
         Section 4.7       Title to BFS Shares.................................9

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY REGARDING BFS..........9

         Section 5.1       Organization........................................9
         Section 5.2       Capitalization......................................9
         Section 5.3       Subsidiaries.......................................10
         Section 5.4       Consent and Approvals; No Violation................10
         Section 5.5       SEC Documents and Financial Statements.............11
         Section 5.6       No Undisclosed Liabilities.........................11
         Section 5.7       Absence of Changes.................................12
         Section 5.8       Absence of Litigation..............................12
         Section 5.9       Taxes..............................................12
         Section 5.10      Employee Benefit Plans.............................12
         Section 5.11      Compliance with Applicable Laws....................13
         Section 5.12      Material Contracts.................................13
         Section 5.13      Environmental Laws.................................14
         Section 5.14      Brokers............................................14

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PURCHASERS.......................14

         Section 6.1       Organization.......................................14
         Section 6.2       Authority; Binding Effect..........................14
         Section 6.3       No Violation; Consents and Approvals...............15
         Section 6.4       Acquisition of Interests for Investment............15
         Section 6.5       Absence of Litigation................................
         Section 6.6       Brokers............................................15

ARTICLE VII COVENANTS.........................................................16

         Section 7.1       Conduct of Business................................16
         Section 7.2       Reasonable Best Efforts............................17
         Section 7.3       Consents...........................................17
         Section 7.4       Antitrust Notification.............................17
         Section 7.5       Further Assurances.................................18
         Section 7.6       Access to Information; Confidentiality...............
         Section 7.7       Notification of Certain Matters....................18
         Section 7.8       Supplements to Disclosure Schedule.................18
         Section 7.9       Access to Books and Records Following the Closing....
         Section 7.10      Resignations.......................................19
         Section 7.11      Section 754 Election...............................19
         Section 7.12      Amended and Restated Company LLC Agreement.........19
         Section 7.13      Confidentiality Agreement..........................19

ARTICLE VIII CONDITIONS TO CLOSING............................................20

         Section 8.1       Mutual Conditions to the Obligations of the
                           Parties................................... ........20
         Section 8.2       Conditions to the Obligations of the Purchasers....20
         Section 8.3       Conditions to the Obligations of the Sellers
                           and the Company....................................21

ARTICLE IX TERMINATION; SURVIVAL..............................................22

         Section 9.1       Termination; Survival..............................22
         Section 9.2       Effect of Termination..............................22
         Section 9.3       Survival...........................................23

ARTICLE X MISCELLANEOUS.......................................................23

         Section 10.1      Notices............................................23
         Section 10.2      Amendment; Waiver..................................24
         Section 10.3      Assignment.........................................24
         Section 10.4      Entire Agreement...................................24
         Section 10.5      Fulfillment of Obligations.........................24
         Section 10.6      Parties in Interest................................24
         Section 10.7      Expenses...........................................25
         Section 10.8      Brokers............................................25
         Section 10.9      Governing Law; Jurisdiction........................25
         Section 10.10     Counterparts.......................................25
         Section 10.11     Headings...........................................25
         Section 10.12     Further Assurances.................................25
         Section 10.13     Specific Performance...............................25
         Section 10.14     Knowledge..........................................26

     SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as of February 2, 2006, by and among JLL Partners Fund V, L.P., a Delaware limited partnership ("JLL Fund V"), Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership ("Warburg Fund" and, together with JLL Fund V, the "Purchasers"), JLL Building Products, LLC, a Delaware limited liability company (the "Company"), and each of the Members of the Company set forth on Schedule I to this Agreement (collectively, the "Sellers").

                              W I T N E S S E T H :
                               - - - - - - - - - -

     WHEREAS, the Sellers are the record and beneficial owners of all of the issued and outstanding limited liability company interests of the Company (the "Interests"), and the Company is the record and beneficial owner of an aggregate of 17,305,103 shares (the "BFS Shares") of common stock, par value $.01 per share, of Builders FirstSource, Inc., a Delaware corporation ("BFS");

     WHEREAS, the Purchasers desire to acquire from the Sellers, and the Sellers desire to sell to the Purchasers, all of their right, title and interest in and to the Interests (the "Securities Purchase"), on the terms and subject to the conditions contained herein; and

     WHEREAS, this Agreement and the transactions contemplated hereby have been approved by all requisite action on the part of the Company, the Sellers and the Purchasers.

     NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to and on the terms and conditions herein set forth, the parties hereto agree as follows:

                                  ARTICLE I

                             DEFINITIONS AND TERMS
                             ---------------------

     Section 1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

     "Affiliate" shall mean, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. The term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise.

    "Agreement" shall mean this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

     "Amended and Restated LLC Agreement" shall have the meaning set forth in
Section 7.12 hereof.

     "BFS" shall have the meaning set forth in the recitals hereto.

     "BFS Common Stock" shall have the meaning set forth in Section 5.2(a) hereof.

     "BFS Material Contracts" shall mean each "material contract" (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) to which BFS or any its Subsidiaries is a party or by which the properties or assets of BFS or such BFS Subsidiary are bound or subject as of the date hereof.

     "BFS Preferred Stock" shall have the meaning set forth in Section 5.2(a) hereof.

     "BFS Shares" shall have the meaning set forth in the recitals hereto.


     "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banks in the City of New York are authorized or obligated by Law or executive order to close.

     "Closing" shall mean the closing of the transactions contemplated by this Agreement, as provided for in Section 3.1 hereof.

     "Closing Date" shall have the meaning set forth in Section 3.1 hereof.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Company" shall have the meaning set forth in the recitals hereto.

     "Confidentiality Agreement" shall mean the Confidentiality Agreement, dated November 2005, between BFS and Warburg Pincus LLC, as amended from time to time.

     "Consents" shall have the meaning set forth in Section 5.4(a) hereof.

     "Contract" shall mean any bond, note, mortgage, indenture, other evidence of indebtedness, guarantee, license, agreement or other contract or instrument.

     "Environmental Claim" means any claim, action, cause of action, investigation or written notice by any person or entity alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from the presence or Release of any Hazardous Materials at any location owned or operated by BFS or any of its Subsidiaries.

     "Environmental Laws" shall mean all federal, state, local and foreign laws and regulations relating to pollution or protection of the environment, including laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" shall mean any Person that, together with BFS, would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Financial Statements" shall have the meaning set forth in Section
5.5(b).

     "GAAP" shall mean United States generally accepted accounting principles and practices in effect from time to time as consistently applied.

     "Governmental Authority" shall have the meaning set forth in Section 5.4(a) hereof.

     "Hazardous Materials" shall mean all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. ss. 300.5, or defined as such by, or regulated as such under, any Environmental Law.

     "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Interests" shall have the meaning set forth in the recitals hereto.

     "IRS" shall mean the Internal Revenue Service of the United States.

     "Laws" shall mean any federal, state, local or foreign Law, statute, ordinance, rule, regulation, order, judgment or decree, administrative order or decree, administrative or judicial decision, and any other executive or legislative proclamation.

     "Liens" shall mean any lien, security interest, mortgage, pledge, charge or similar encumbrance.

     "Litigation" shall have the meaning set forth in Section 5.8 hereof.

     "Material Adverse Effect" shall mean any change, event, effect or occurrence materially adverse to the business, assets, properties, liabilities or financial condition of BFS and its Subsidiaries, taken as a whole, but shall not include changes, events, effects or occurrences (i) (A) generally affecting the building products industry in the United States or (B) generally affecting the economy or financial markets in the United States or in other countries in which BFS or its Subsidiaries conduct business, including regulatory and political developments and changes in Law or GAAP, or (ii) resulting from any natural disaster, storm or other weather event, or any engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any act or acts of terrorism; and provided that any reduction in the market price or trading volume of the publicly traded common stock of BFS, in itself, shall not be deemed to constitute a Material Adverse Effect hereunder.

     "Multiemployer Plan" shall mean each Plan that is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA.

     "Options" shall have the meaning set forth in Section 5.2(a) hereof.

     "Ownership Percentage" shall mean, with respect to each Seller, a fraction, as set forth on Schedule I attached hereto, the numerator of which is equal to the number Interests held by such Seller as of the Closing and the denominator of which is equal to the total number of Interests issued and outstanding as of the Closing.

     "Permits" shall mean all licenses, franchises, ordinances, authorizations, permits, certificates, variances, exemptions, concessions, leases, rights of way, easements, instruments, orders and approvals, domestic or foreign.

     "Person" shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization.

     "Plan" or "Plans" shall mean, singularly or collectively, each material employee benefit plan, program, arrangement or agreement, including each "employee benefit plan" within the meaning of Section 3(3) of ERISA, in each case, maintained by BFS or any of its Subsidiaries, or to which BFS or any of its Subsidiaries contributes or is required to contribute.

     "Purchasers" shall have the meaning set forth in the recitals hereto.

     "Release" shall mean any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata), or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

     "Schedule" shall mean the disclosure schedule being delivered by the Sellers and the Company to the Purchasers concurrently with the execution of this Agreement.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Securities Purchase" shall have the meaning set forth in the recitals hereto.

     "Sellers" shall have the meaning set forth in the recitals hereto.

     "Subsidiary" when used with respect to any party, means any corporation or other entity, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited partnership, limited liability company or other entity, or any entity of which such party is a general partner or managing member.

     "Tax Return" shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

     "Taxes" shall mean all taxes, charges, fees, duties, levies, penalties or other assessments imposed by any federal, state, local or foreign Governmental Authority, including, but not limited to, income, gross receipts, excise, property, sales, gain, use, license, capital stock, transfer, franchise, payroll, withholding, social security, value added or other taxes, including any interest, penalties or additions attributable thereto.

     "Termination Date" shall have the meaning set forth in Section 9.1(b) hereof.

     "Updated Information" shall have the meaning set forth in Section 7.8 hereof.

     Section 1.2. Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

     Section 1.3.    Other Definitional Provisions.

          (a) The words "hereof", "herein", "hereto", "hereunder" and "hereinafter" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

          (b) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

          (c) The term "dollars" and character "$" shall mean United States dollars.

          (d) The word "including" shall mean including, without limitation, and the words "include" and "includes" shall have corresponding meanings.

                                  ARTICLE II

                        PURCHASE AND SALE OF INTERESTS

     Section 2.1 Purchase and Sale of the Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Sellers shall sell, convey, assign, transfer and deliver to the Purchasers, and the Purchasers shall purchase, acquire and accept from the Sellers, all right, title and interest in and to the Interests, free and clear of any and all Liens.

     Section 2.2 Conveyance. Such sale, conveyance, assignment, transfer and delivery shall be effected by delivery by each Seller to each Purchaser of duly executed instruments of assignment with respect to 50% of the Interests held by such Seller, free and clear of any and all Liens.

     Section 2.3 Consideration. Upon the terms and subject to the conditions of this Agreement, in consideration of such sale, conveyance, assignment, transfer and delivery of the Interests by the Sellers, each Purchaser shall pay or cause to be paid to the Sellers, an aggregate amount equal to 50% of the Aggregate Purchase Price (as defined below), with each Seller being entitled to receive an aggregate amount of consideration for the sale of such Seller's Interests equal to (x) the Aggregate Purchase Price multiplied by (y) such Seller's Ownership Percentage. The aggregate purchase price to be paid by Purchasers in respect of the Securities Purchase shall be an amount in cash equal to $398,017,369 (the "Aggregate Purchase Price").

                                 ARTICLE III

                                    CLOSING

     Section 3.1 Closing. The closing of the Securities Purchase (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY, at 10:00 a.m. (local time), on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions precedent specified in Article VIII, or at such other time and place as the parties hereto may mutually agree. The date on which the Closing occurs is referred to herein as the "Closing Date."

     Section 3.2 Deliveries by the Sellers and the Company. At the Closing, the Sellers and the Company, as applicable, shall deliver or cause to be delivered to Purchasers the following:

          (a) each Seller shall deliver to each Purchaser a duly executed instrument of assignment with respect to 50% of the Interests held by such Seller; and

          (b) the letter of resignation of each manager of the Company listed on Schedule 7.10 hereto, duly executed by such manager; and

          (c) the officer's certificate contemplated by Section 8.2(c) hereof, executed by a duly authorized officer of the Company and each of the Sellers; and

          (d) each Seller or the Company, as applicable, shall deliver to Purchasers all other documents, certificates, instruments or writings required to be delivered by such Seller or the Company at or prior to the Closing pursuant to this Agreement or otherwise reasonably required in connection herewith.

     Section 3.3 Deliveries by the Purchasers. At the Closing, the Purchasers shall deliver or cause to be delivered to the Sellers the following:

          (a) each Purchaser shall deliver to each Seller by wire transfer of federal or other immediately available funds to the account designated by such Seller at least two (2) Business Days prior to the Closing Date an amount equal to (x) 50% of the Aggregate Purchase Price multiplied by (y) such Seller's Ownership Percentage; and

          (b) the Amended and Restated LLC Agreement, executed by a duly authorized officer of each of the Purchasers; and

          (c) the officer's certificate contemplated by Section 8.3(c) hereof, executed by a duly authorized officer of each of the Purchasers; and

          (d) each Purchaser shall deliver to the Sellers all other documents, certificates, instruments or writings reasonably required to be delivered by such Purchaser at or prior to the Closing pursuant to this Agreement or otherwise required in connection herewith.

     Section 3.4 Simultaneous Transactions. All of the transactions contemplated by this Agreement shall be deemed to occur simultaneously, and no such transaction shall be deemed to have been consummated until all such transactions have been consummated.

                                  ARTICLE IV

                       REPRESENTATIONS AND WARRANTIES OF
                          THE SELLERS AND THE COMPANY

     Each of the Sellers and the Company, severally and not jointly, hereby represents and warrants to the Purchasers, solely to the extent that any of the following representations and warranties is applicable to such Seller or the Company, as follows:

     Section 4.1 Authority; Binding Effect. Such Seller or the Company, as the case may be, has the requisite power, capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary limited partnership or other action on the part of such Seller and all necessary limited liability company action on the part of the Company, as applicable, and no other action on the part of such Seller or the Company is required to authorize the execution, delivery and performance hereof, and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Seller or the Company, as the case may be, and constitutes the valid and binding obligation of such Seller or the Company, enforceable against such Seller or the Company in accordance with its terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium or other laws now or hereafter in effect relating to or limiting creditors' rights generally and the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

     Section 4.2 Title to Interests. Such Seller has good and valid title to all of the Interests reflected as owned by it on Schedule I hereto, free and clear of all Liens.

     Section 4.3 No Violation; Consents and Approvals.

          (a) The execution and delivery of this Agreement by such Seller or the Company, as the case may be, and the consummation by such Seller or the Company of the transactions contemplated hereby will not (i) conflict with or violate the Certificate of Limited Partnership or the limited partnership agreement or similar organizational documents of such Seller if such Seller is not an individual or the Certificate of Formation or limited liability company agreement of the Company, in each case, as currently in effect, (ii) conflict with or violate any Laws applicable to such Seller or the Company or by which its properties or assets are bound or are subject, or (iii) result in any material breach of, or constitute a material default (or an event that with notice or lapse of time, or both, would constitute a material default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or require payments under, or result in the creation of a Lien on any of the properties or assets of such Seller or the Company under, any material Contract to which such Seller or the Company, as applicable, is a party or by which its properties or assets are bound or subject.

          (b) The execution and delivery of this Agreement by such Seller or the Company, as the case may be, do not, and the performance by such Seller or the Company of this Agreement and the consummation of the transactions contemplated hereby will not, require such Seller or the Company, as applicable, to obtain any Consents from any Governmental Authority, or any third party, except for applicable requirements of the HSR Act.

     Section 4.4 Absence of Litigation. No Litigation pending or, to the knowledge of such Seller or the Company, as applicable, threatened against such Seller or the Company, if adversely determined, nor any judgment, order or decree of any Governmental Authority to which such Seller or the Company is a party or subject to, would materially impair such Seller's or the Company's ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

     Section 4.5 Operations of the Company. The Company was formed for the purpose of holding the Sellers' investment in BFS, has not engaged in any trade or business and has no assets other than the BFS Shares and no liabilities other than those specifically relating to the Company's ownership of the BFS Shares, if any.

     Section 4.6 Brokers. Neither the Company nor any of the Sellers nor any of their respective Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any brokers' or finders' fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

     Section 4.7 Title to BFS Shares. The Sellers, severally and not jointly, represent and warrant to the Purchasers that the Company has good and valid title to the BFS Shares, free and clear of all Liens.

                                  ARTICLE V

                        REPRESENTATIONS AND WARRANTIES
                         OF THE COMPANY REGARDING BFS

     The Company hereby represents and warrants to the Purchasers as follows except as set forth in the BFS SEC Reports:

     Section 5.1 Organization. BFS and each of its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. BFS and each of its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary where the failure to be so duly qualified or licensed or in good standing would, individually or in the aggregate, result in a Material Adverse Effect.

     Section 5.2 Capitalization.

          (a) The authorized capital stock of BFS consists of 200,000,000 shares of common stock, par value $.01 per share, of BFS ("BFS Common Stock") and 10,000,000 shares of preferred stock, par value $.01 per share, of BFS ("BFS Preferred Stock"). As of January 31, 2006, there were (i) 33,023,062 shares of BFS Common Stock issued and outstanding, (ii) no shares of BFS Common Stock held in BFS's treasury, (iii) 4,224,347 shares of BFS Common Stock reserved for issuance upon the exercise of outstanding Options to acquire shares of BFS Common Stock ("Options"), and (iv) no shares of BFS Preferred Stock issued. All issued and outstanding shares of BFS Common Stock are, and all shares of BFS Common Stock issuable upon exercise of Options shall be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable.

          (b) Except as set forth in subsection (a) above, BFS does not have any shares of its capital stock issued or outstanding and there are no outstanding subscriptions, options, warrants, calls, convertible securities, rights or other agreements or commitments (i) to which BFS or any of its Subsidiaries is a party of any character relating to the issued or unissued capital stock or other equity interests of BFS or any of its Subsidiaries, or
(ii) obligating BFS or any Subsidiary of BFS to (A) issue, transfer or sell any shares of capital stock or other equity interests of BFS or any Subsidiary of BFS or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other right, agreement, arrangement or commitment to repurchase, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Person.

          (c) Neither BFS nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of BFS or such Subsidiary on any matter.

     Section 5.3 Subsidiaries.

          (a) All outstanding equity securities or other equity interests in each Subsidiary of BFS (i) are owned of record and beneficially by BFS or another of BFS's wholly owned Subsidiaries, free of all liens, claims, charges or encumbrances, and (ii) have been duly authorized, and are validly issued, fully paid and nonassessable.

          (b) Neither BFS nor any Subsidiary of BFS owns, directly or indirectly, a material amount of any capital stock, interest or equity investment or debt security in any corporation, partnership, limited liability company, joint venture, business, trust or other entity other than interests in another Subsidiary of BFS.

     Section 5.4 Consent and Approvals; No Violation.

          (a) Except for applicable requirements of (i) the Exchange Act and
(ii) the HSR Act, neither the execution and delivery of this Agreement by the Company and the Sellers nor the consummation by the Sellers of the transactions contemplated hereby will require BFS or any Subsidiary of BFS to make any filing with, obtain any permit, authorization, consent or approval of, or give any notice to ("Consents"), any court, tribunal, legislative, executive or regulatory authority or agency (a "Governmental Authority"), where the failure to so file or obtain would result in a Material Adverse Effect.

          (b) Neither the execution and delivery of this Agreement by the Sellers nor the consummation by the Company and the Sellers of the transactions contemplated hereby will (i) conflict with or violate the Amended and Restated Certificate of Incorporation of BFS or the Amended and Restated By-laws of BFS or the equivalent organizational documents of any Subsidiary of BFS, (ii) conflict with or violate any Laws applicable to BFS or any Subsidiary of BFS or by which the properties or assets of BFS or such BFS Subsidiary are bound or are subject, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time, or both, would constitute a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or require payments under, or result in the creation of a Lien on any of the properties or assets of BFS or any Subsidiary of BFS under, any Contract to which BFS or such Subsidiary of BFS is a party or by which the properties or assets of BFS or such BFS Subsidiary are bound or subject, where such conflicts, violations, breaches, defaults or rights, in the case of clause (ii) or (iii), would result in a Material Adverse Effect.

     Section 5.5 SEC Documents and Financial Statements.

          (a) BFS has filed all forms, reports and documents required to be filed with the SEC pursuant to the Exchange Act since June 22, 2005 (collectively, the "BFS SEC Reports"). The BFS SEC Reports, as of their respective filing dates, (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the then applicable requirements of the Exchange Act and the Securities Act.

          (b) The consolidated financial statements included in the BFS SEC Reports (the "Financial Statements") fairly present, in all material respects, the consolidated financial position of BFS and its consolidated Subsidiaries as of the respective dates thereof, and the results of operations and the changes in cash flows of BFS and its consolidated Subsidiaries for the respective periods set forth therein. Each of the Financial Statements has been prepared in all material respects in accordance with GAAP, except as otherwise noted therein, and subject, in the case of interim financial statements, to normal and recurring year-end audit adjustments.

     Section 5.6 No Undisclosed Liabilities. Except as and to the extent disclosed in Schedule 5.6 or reflected or reserved against in the Financial Statements, and except for liabilities and obligations incurred in the ordinary course of business, consistent with past practice since September 30, 2005, neither BFS nor any Subsidiary of BFS has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of BFS and its Subsidiaries (or in the notes thereto).

     Section 5.7 Absence of Changes. Except as contemplated by this Agreement or set forth in Schedule 5.7, since September 30, 2005, (i) neither BFS nor any Subsidiary of BFS has taken any action which, if taken after the date hereof, would violate Section 7.1 hereof if taken without the approval of Purchasers, and (ii) there has not occurred any change, event, effect or occurrence which has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

     Section 5.8 Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation, at law or in equity, by or before any Governmental Authority ("Litigation") pending or, to the knowledge of the Company, threatened in writing against BFS or any of its Subsidiaries (i) which, as of the date hereof, questions or challenges the validity of this Agreement or seeks to restrain or prohibit consummation of the transactions contemplated hereby or (ii) which, if adversely determined, would result in a Material Adverse Effect.

     Section 5.9 Taxes. Except as set forth in Schedule 5.9 or except as would not result in a Material Adverse Effect:

          (a) Each of BFS and its Subsidiaries has (i) duly and timely filed (or there has been filed on their behalf) with the appropriate Governmental Authorities all material Tax Returns required to be filed by it and all such material Tax Returns are true, correct and complete; (ii) duly paid in full (or there has been duly paid on its behalf) all Taxes shown on such Tax Returns that are due and payable; and (iii) made adequate provision, in accordance with GAAP (or adequate provision has been made on its behalf), for the payment of all current Taxes not yet due.

          (b) Each of BFS and its Subsidiaries has complied with all applicable Laws relating to the payment and withholding of Taxes and has withheld and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over.

          (c) No federal, state, local or foreign audits, examinations or other administrative court proceedings have been commenced and are pending with regard to any Taxes or Tax Returns of BFS or any of its Subsidiaries.

          (d) Neither BFS nor any of its Subsidiaries is a party to any tax sharing, tax indemnity or other agreement or arrangement.

          (e) There are no Liens for Taxes upon the assets of BFS or any of its Subsidiaries except Liens for Taxes not yet due and payable.

     Section 5.10 Employee Benefit Plans.

          (a) Except as disclosed in Schedule 5.10(a) or except as would not result in a Material Adverse Effect: (i) each Plan is in compliance with applicable Law and has been administered and operated in accordance with its terms; (ii) each Plan which is intended to be "qualified" within the meaning of Section 401(a) of the Code, has received a favorable determination letter regarding its tax-qualified status from the IRS; (iii) the actuarial present value of the accumulated plan benefits (whether or not vested) under each Plan covered by Title IV of ERISA as of the close of its most recent plan year did not exceed the fair value of the assets allocable thereto; (iv) no "reportable event" (as defined in Section 4043 of ERISA) has occurred with respect to any Plan covered by Title IV of ERISA; (v) no Plan subject to Section 412 of the Code or Section 302 of ERISA nor any such employee benefit plan sponsored or maintained by any ERISA Affiliate has incurred any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, or obtained a waiver of any minimum funding standard or an extension of any amortization period under Section 412 of the Code or Section 303 or 304 of ERISA; (vi) neither BFS nor any Subsidiary of BFS has incurred any unsatisfied withdrawal liability under Part 1 of Subtitle E of Title IV of ERISA to any Multiemployer Plan; (vii) neither BFS nor any of its Subsidiaries nor, to the knowledge of the Company, any other "disqualified person" or "party in interest" (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Plan that would result in the imposition of a penalty pursuant to Section 502(i) of ERISA or a tax pursuant to Section 4975 of the Code; and (viii) no liability under Title IV or Section 302 of ERISA has been incurred by BFS or any ERISA Affiliate that has not been satisfied in full.

          (b) Except as set forth in Schedule 5.10(b), the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of BFS or any of its Subsidiaries to severance pay, unemployment compensation or any other payment or benefit, except as expressly provided in this Agreement, or
(ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

     Section 5.11 Compliance with Applicable Laws. Except as set forth in
Schedule 5.11, each of BFS and its Subsidiaries, and their respective properties, assets and operations, are being operated in compliance with all applicable Laws, except where the failure to be in such compliance would not result in a Material Adverse Effect. Except as set forth in Schedule 5.11, BFS and its Subsidiaries hold all Permits required for the ownership of the assets and operation of the businesses of BFS and its Subsidiaries, the failure of which to hold would result in a Material Adverse Effect.

     Section 5.12 Material Contracts. Neither BFS nor any of its Subsidiaries is in breach of or default under the terms of any BFS Material Contract, where such breach or default would result in a Material Adverse Effect. Except as would not result in a Material Adverse Effect, each BFS Material Contract is a valid and binding obligation of BFS or the Subsidiary of BFS which is a party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors' rights generally, and equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

     Section 5.13 Environmental Laws. Except as set forth on Schedule 5.13 or as would not result in a Material Adverse Effect:

          (a) BFS and each of its Subsidiaries is in compliance with all applicable Environmental Laws, and BFS and its Subsidiaries possess all Permits that are required under applicable Environmental Laws, and are in compliance with the terms and conditions thereof;

          (b) neither BFS nor any of its Subsidiaries has received written notice of, or is the subject of, any pending Environmental Claims;

          (c) there is no condition on, at or under any property (including any release of a Hazardous Material into the air, soil, surface water, sediment or ground water on, at or under such property), owned or leased by BFS or any of its Subsidiaries that would give rise to liability for BFS or any of its Subsidiaries under applicable Environmental Laws.

     Section 5.14 Brokers. None of BFS or any of its Subsidiaries or Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any brokers' or finders' fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

                                  ARTICLE VI

                 REPRESENTATIONS AND WARRANTIES OF PURCHASERS

     Each of the Purchasers, severally and not jointly, hereby represents and warrants to the Sellers and the Company as follows:

     Section 6.1 Organization. Such Purchaser is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate all of its properties and assets and to conduct its business as it is now being conducted.

     Section 6.2 Authority; Binding Effect. Such Purchaser has all requisite limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby have been duly authorized by all necessary limited partnership action on the part of such Purchaser, and no other limited partnership action on the part of such Purchaser is required to authorize the execution, delivery and performance hereof, or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Purchaser and constitutes the valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except that such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium or other laws now or hereafter in effect relating to or limiting creditors' rights generally and the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

     Section 6.3 No Violation; Consents and Approvals.

          (a) The execution and delivery of this Agreement by such Purchaser do not, and the performance of this Agreement by such Purchaser and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the Certificate of Limited Partnership or limited partnership agreement or similar organizational documents, in each case as currently in effect, of such Purchaser, (ii) conflict with or violate any Laws applicable to such Purchaser or by or to which any of its properties or assets is bound or subject, or (iii) result in any material breach of, or constitute a material default (or an event that with notice or lapse of time or both would constitute a material default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a Lien on any of the properties or assets of such Purchaser under, any material Contract to which such Purchaser is a party or by or to which such Purchaser or any of its properties or assets is bound or subject.

          (b) The execution and delivery of this Agreement by such Purchaser do not, and the performance by such Purchaser of this Agreement and the consummation of the transactions contemplated hereby will not, require such Purchaser to obtain any Consents from any Governmental Authority, or any third party, except for applicable requirements of the HSR Act.

     Section 6.4 Acquisition of Interests for Investment. Such Purchaser is not acquiring the Interests with any present intention of distributing or selling such Interests in violation of federal, state or other securities laws. Such Purchaser agrees that it will not sell or otherwise dispose of the Interests in violation of any federal, state or other securities laws.

     Section 6.5 Absence of Litigation. There is no Litigation pending or, to the knowledge of such Purchaser, threatened in writing against such Purchaser that, if adversely determined, nor any judgment, order or decree of any Governmental Authority to which such Purchaser is a party or subject to, would materially impair such Purchaser's ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

     Section 6.6 Brokers. Neither of the Purchasers nor any of their respective Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any brokers' or finders' fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

                                 ARTICLE VII

                                   COVENANTS

     Section 7.1 Conduct of Business. Except as contemplated by this Agreement, as set forth on Schedule 7.1 or as required by applicable Law, unless Purchasers shall otherwise agree in writing (such agreement not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement or the Closing:

          (a) the Company shall, and shall use its reasonable best effort to cause BFS and its Subsidiaries to, conduct its business only in the ordinary course of business, consistent with past practice; and the Company shall, and shall use its reasonable best effort to cause BFS and its Subsidiaries to, use its reasonable best efforts to preserve intact its business organizations; and

          (b) without limiting the generality of the foregoing, the Company shall not take any of the following actions:

               (i) amend its certificate of formation, limited liability company agreement, certificate of incorporation, by-laws or similar organizational documents;

               (ii) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any membership interests of any class or any other equity interest, or any options, warrants, convertible securities or other rights of any kind to acquire any membership interests or any other equity interest in the Company;

               (iii) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its membership interests or any other equity interest, including any constructive or deemed distributions, or make any other payments to members in their capacity as such;

               (iv) split, combine or reclassify any of its membership interests or any other equity interest or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its membership interests or any other equity interest;

               (v) redeem, purchase or otherwise acquire, directly or indirectly, any of its membership interests or any other equity interests;

               (vi) make or change any material election with respect to Taxes, agree or settle any material claim or assessment in respect of Taxes, or agree to an extension or waiver of the limitation period to any material claim or assessment in respect of Taxes;

               (vii) agree, authorize or announce to take any of the actions described in subsections (i) through (vi) above.

     Section 7.2 Reasonable Best Efforts. Upon the terms and subject to the conditions of this Agreement, each of the Purchasers, the Sellers and the Company agree to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable (including satisfaction, but not waiver, of the conditions to Closing set forth in Article VIII hereof).

     Section 7.3 Consents.

          (a) Without limiting the generality of Section 7.2 hereof, each of the parties hereto shall use reasonable best efforts to obtain all Consents, if any, of Governmental Authorities and third parties necessary in connection with the consummation of the transactions contemplated by this Agreement prior to the Closing. Notwithstanding the foregoing, neither the Purchasers, the Sellers nor the Company shall have any obligation to pay any fee to any third party (other than filing or other fees payable to Governmental Authorities) for the purpose of obtaining any Consent or any costs and expenses of any third party resulting from the process of obtaining such Consents. Each of the parties hereto shall make or cause to be made all filings and submissions under laws and regulations applicable to it as may be required for the consummation of the transactions contemplated by this Agreement.

          (b) Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require any party hereto to enter into any agreement with any Governmental Authority or to consent to any order, decree or judgment requiring such party to hold, separate or divest, or to restrict the dominion or control of such party or any of its Affiliates over, any of the assets, properties or businesses of such party or its Affiliates in existence on the date hereof.

     Section 7.4 Antitrust Notification. The Sellers, the Company and the Purchasers shall use their respective reasonable best efforts to file, as soon as practicable after the date hereof but in any event within five (5) Business Days thereafter, the notification and report forms required for the transactions contemplated by this Agreement with the United States Federal Trade Commission and the United States Department of Justice, and shall provide any supplemental information requested in connection with such notification and report forms pursuant to the HSR Act. The Sellers, the Company and the Purchasers shall furnish to each other's counsel such necessary information and reasonable assistance as the other party or parties may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act.

     Section 7.5 Further Assurances. From and after the Closing Date, the Sellers shall take all such action as may be necessary or appropriate in order to carry out the purposes of this Agreement or to vest the Purchasers with full title to all Interests.

     Section 7.6 Access to Information; Confidentiality.

          (a) During the period from the date of this Agreement through the Closing Date, the Sellers and the Company shall permit, and shall use their reasonable best efforts to cause BFS and its Subsidiaries to permit, Purchasers and their respective advisors, accountants, attorneys and representatives to have access, during regular business hours and upon reasonable notice, to the offices, facilities, assets, properties, employees, books and records of the Company, BFS and its Subsidiaries, and shall furnish, or cause to be furnished, to Purchasers, such financial, tax and operating data and other information with respect to such entities and their respective offices, facilities, assets, properties, employees, businesses and operations as are reasonably requested by the Purchasers. Purchasers shall each hold, and shall each cause their respective Affiliates, advisors, accountants, attorneys and representatives to hold, any non-public information so provided to such Purchaser by or on behalf of Sellers or the Company in connection with the transactions contemplated by this Agreement in confidence in accordance with the confidentiality provisions of the Confidentiality Agreement as if such Purchasers were parties thereto.

          (b) From and after the Closing Date, each of the Sellers shall hold, and shall cause its Affiliates (other than BFS), advisors, accountants, attorneys and representatives to hold, any material non-public information concerning or relating to the Company, BFS or any of its Subsidiaries in confidence, except for such disclosures as may be (i) consented to by Purchasers in writing or (ii) required by Law.

     Section 7.7 Notification of Certain Matters. The Sellers and the Company shall give prompt notice to Purchasers and Purchasers shall give prompt notice to the Sellers and the Company of the occurrence, or non-occurrence, of any event the occurrence or non-occurrence of which would be reasonably likely to cause (i) any representation or warranty of any of the Sellers, the Company or either of the Purchasers, as the case may be, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing or
(ii) any of the Sellers, the Company or either of the Purchasers, as the case may be, to fail to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this
Section 7.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     Section 7.8 Supplements to Disclosure Schedule. The Sellers and the Company shall promptly supplement or amend the Schedules hereto prior to the Closing with respect to any matter known to them hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or otherwise disclosed in the Schedules (the "Updated Information"). No such supplement or amendment of the Schedules to include the Updated Information shall (i) affect the ability of Purchasers to rely on the conditions to Closing set forth in Article VIII hereof, or (ii) be deemed to have been set forth or otherwise disclosed as of the date of this Agreement unless Purchasers specifically agree thereto in writing.

     Section 7.9 Access to Books and Records Following the Closing. Following the Closing, Purchasers shall permit the Sellers and their authorized representatives, during normal business hours and upon reasonable notice, to have reasonable access to, and examine and make copies of, all books and records which relate to transactions or events occurring prior to the Closing or transactions or events occurring subsequent to the Closing which are related to or arise out of transactions or events occurring prior to the Closing.

     Section 7.10 Resignations. At or prior to the Closing, the Company shall use its reasonable best efforts to cause (i) the size of the BFS Board of Directors to be increased to nine (9) directors, (ii) Mr. Alexander Castaldi to resign from the BFS Board of Directors and (iii) the appointment of Messrs. David Barr and Kevin Kruse and either Kewsong Lee, Daniel Zilberman or another individual reasonably acceptable to BFS (such individual, the "Third Designee") to fill the vacancies created thereby, in each case, effective as of the Closing.

     Section 7.11 Section 754 Election. The Company shall duly and timely make an election under Section 754 of the Code (and any correlative election under applicable state and local Law) on a written statement filed with the Company's federal income Tax Return (or correlative state or local income Tax Return) for the taxable year during which the Closing occurs.

     Section 7.12 Amended and Restated Company LLC Agreement. At the Closing, immediately following the consummation of the Securities Purchase, the Purchasers shall enter into an Amended and Restated Limited Liability Company Agreement for the Company having substantially the terms set forth in Exhibit A attached hereto (the "Amended and Restated LLC Agreement"). In the event that only one of the Purchasers consummates the transactions contemplated as being consummated by such Purchaser hereunder, then at the Closing, immediately following the consummation of the Securities Purchase, each of the Sellers shall enter into the Amended and Restated LLC Agreement with such Purchaser, with such changes therein or modifications thereto as are reasonably necessary to reflect the addition of the Sellers as parties thereto in lieu of the non-consummating Purchaser.

     Section 7.13 Confidentiality Agreement. The Company shall use its reasonable best efforts to cause BFS to terminate the Confidentiality Agreement or waive any and all obligations of Warburg Pincus LLC and its Representatives (as defined in the Confidentiality Agreement) thereunder, including without limitation Section 3 thereof, in each case, effective as of the Closing.

                                 ARTICLE VIII

                             CONDITIONS TO CLOSING

     Section 8.1 Mutual Conditions to the Obligations of the Parties. The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

          (a) No Injunctions or Legal Prohibitions. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by a court of competent jurisdiction which prevents the consummation of the transactions contemplated hereby shall have been issued and remain in effect, and no statute, rule or regulation shall have been enacted, promulgated or enforced by any Governmental Authority which makes the consummation of the transactions contemplated hereby illegal; provided, that the parties shall use their reasonable best efforts to have any temporary or preliminary order or injunction lifted.

          (b) HSR Act. The applicable waiting period under the HSR Act shall have expired or been terminated.

     Section 8.2 Conditions to the Obligations of the Purchasers. The obligation of each of the Purchasers to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following conditions (unless waived, to the extent permitted by applicable Law, by such Purchaser):

          (a) Representations and Warranties. (i) The representations and warranties of the Sellers and the Company contained in Article IV hereof that are qualified as to materiality or Material Adverse Effect shall be true, correct and complete in all respects, and such representations and warranties of the Sellers and the Company contained in Article IV hereof as are not so qualified shall be true, correct and complete in all material respects, in each case, as of the date when made and at and as of the Closing Date, as though such representations and warranties were made at and as of such date; and (ii) the representations and warranties of the Company contained in
Article V hereof shall be true, correct and complete in all respects without regard to any materiality or Material Adverse Effect qualification set forth therein as of the date when made and at and as of the Closing Date, as though such representations and warranties were made at and as of such date, except in the case of clause (ii) for such breaches of representations and warranties as, individually or in the aggregate, would not result in a Material Adverse Effect.

          (b) Performance. The Sellers and the Company shall have performed and complied with, in all material respects, all agreements, conditions, covenants and obligations required by this Agreement to be performed or complied with by the Sellers or the Company on or prior to the Closing Date.

          (c) Officer's Certificate. The Company and the Sellers shall have delivered to the Purchasers a certificate, dated as of the Closing Date, executed by a duly authorized officer of the Company and each of the Sellers, certifying the satisfaction of the conditions set forth in subsections 8.2(a) and (b) hereof.

          (d) BFS Board of Directors Composition. At or prior to the Closing,
(i) the size of the BFS Board of Directors shall have been increased to nine
(9) directors, (ii) Mr. Alexander Castaldi shall have resigned from the BFS Board of Directors and (iii) Messrs. Barr and Kruse and the Third Designee shall have been appointed to fill the vacancies created thereby, in each case, effective as of the Closing.

          (e) Confidentiality Agreement. At or prior to the Closing, the Confidentiality Agreement shall have been terminated or any and all obligations of Warburg Pincus LLC and its Representatives (as defined in the Confidentiality Agreement) thereunder, including without limitation Section 3 thereof, shall have been waived in each case, effective as of the Closing.

          (f) Performance by Each Purchaser. With respect to each Purchaser, the other Purchaser shall have performed and complied with, in all material respects, all agreements, conditions, covenants and obligations required to be performed or complied with by such Purchaser on or prior to the Closing Date; provided, however, that neither Purchaser shall be relieved of liability for breach of its obligations under this Agreement by virtue of the fact that the other Purchaser has failed to perform or comply with its agreements, conditions, covenants and obligations under this Agreement; provided further, that notwithstanding (i) the failure of either Purchaser to perform and comply with, in all material respects, all agreements, conditions, covenants and obligations required to be complied with by such Purchaser on or prior to the Closing Date, or (ii) the failure of either Purchaser to consummate the transactions contemplated as being consummated by it hereunder, the other Purchaser may elect to consummate the transactions contemplated as being consummated by it hereunder.

     Section 8.3 Conditions to the Obligations of the Sellers and the Company. The obligation of each of the Sellers and the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following conditions (unless waived, to the extent permitted by applicable Law, by the Sellers and the Company):

          (a) Representations and Warranties. The representations and warranties of Purchasers contained herein which are qualified as to materiality shall be true, correct and complete in all respects, and such representations and warranties as are not so qualified shall be true, correct and complete in all material respects, as of the date when made and at and as of the Closing Date, as though such representations and warranties were made at and as of such date.

          (b) Performance. Purchasers shall have performed and complied with, in all material respects, all agreements, conditions, covenants and obligations required by this Agreement to be performed or complied with by Purchasers on or prior to the Closing Date.

          (c) Officer's Certificate. Purchasers shall have delivered to the Sellers and the Company a certificate, dated as of the Closing Date, executed by a duly authorized officer of each Purchaser, certifying to the satisfaction of the conditions set forth in subsections 8.3(a) and (b) hereof.

                                  ARTICLE IX

                             TERMINATION; SURVIVAL

     Section 9.1 Termination; Survival. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the
Closing:

          (a) by mutual written agreement of the Purchasers and the Sellers;

          (b) at any time after sixty days from the date hereof (the "Termination Date"), by either the Purchasers or the Sellers, by giving written notice of such termination to the other parties, if the Closing shall not have occurred on or prior to such date (unless the failure to consummate the Closing by such date shall be due to or have resulted from any breach of the representations or warranties made by, or the failure to perform or comply with any of the agreements or covenants hereof to be performed or complied with prior to the Closing by, the party seeking to terminate this Agreement); or

          (c) by either the Purchasers or the Sellers by written notice of such termination to the other parties if any event, fact or condition shall occur or exist that makes it impossible to satisfy a condition to such party's obligations to consummate the transactions contemplated by this Agreement, unless the occurrence or existence of such event, fact or condition shall be due to the failure of such party to perform or comply with any of the agreements or covenants hereof to be performed or complied with by such party prior to the Closing.

     Section 9.2 Effect of Termination. In the event of the termination of this Agreement in accordance with Section 9.1 hereof, this Agreement shall thereafter become void and have no effect and the transactions contemplated hereby shall be abandoned, and no party hereto shall have any liability to the other party hereto or their respective Affiliates, directors, officers or employees, except for the obligations of the parties hereto contained in this
Section 9.2 and in Sections 10.1, 10.6, 10.7 and 10.8 hereof, and except that nothing herein will relieve any party from liability for an intentional breach of any provision of this Agreement or limit or restrict the rights or remedies of any party hereto against the other parties for any breach of this Agreement. If this Agreement is terminated pursuant to Section 9.1 hereof:

          (a) all confidential information received by the parties shall be treated in accordance with Section 7.6 hereof and the Confidentiality Agreement referred to in such Section; and

          (b) all filings, applications and other submissions made pursuant to Sections 7.2, 7.3 and 7.4 hereof shall, to the extent practicable, be withdrawn from the agency or other person to which made.

     Section 9.3 Survival. The representations and warranties contained in Articles IV and VI hereof shall survive the Closing indefinitely. The representations and warranties in Article V of this Agreement and in any certificate delivered pursuant hereto shall terminate as of the Closing and shall not survive the Closing for any purpose. The covenants and agreements contained in this Agreement shall terminate as of the Closing and shall not survive the Closing for any purpose, except as specifically set forth herein.

                                   ARTICLE X

                                 MISCELLANEOUS

     Section 10.1 Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by telecopier, provided that the telecopy is promptly confirmed by telephone confirmation thereof, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

     To the Sellers:

     To such Seller's address set forth on Schedule I attached hereto.

     To Purchasers:

     JLL Partners Fund V, L.P.
     450 Lexington Avenue
     New York, NY  10017
     Attention:  Ramsey A. Frank
     Fax:  (212) 286-8026

     With a copy to:

     Skadden, Arps, Slate, Meagher & Flom LLP
     One Rodney Square
     Wilmington, DE  19801
     Attention:  Robert B. Pincus, Esq.
                 Allison Land Amorison, Esq.
     Fax:  (302) 651-3001

     Warburg Pincus Private Equity IX, L.P.
     c/o Warburg Pincus LLC
     466 Lexington Avenue
     New York, NY 10017-3147
     Attention:  David Barr
                 Kevin Kruse
     Fax:  (212) 878-9100

     With a copy to:

     Willkie Farr & Gallagher LLP
     787 Seventh Avenue
     New York, N.Y. 10019-6099
     Attention:  Steven J. Gartner, Esq.
     Fax:  (212) 728-8111

     Any such notification shall be deemed delivered (i) upon receipt, if delivered personally, (ii) on the next business day, if sent by national courier service for next business day delivery or (iii) the business day received, if sent by telecopier.

     Section 10.2 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchasers, the Company and the Sellers, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     Section 10.3 Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto.

     Section 10.4 Entire Agreement. This Agreement (including all Schedules and Exhibits hereto) contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement which will remain in full force and effect until the Closing.

     Section 10.5 Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

     Section 10.6 Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Purchasers, the Sellers or the Company, or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

     Section 10.7 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses; provided, however, except as set forth in
Section 10.8, all expenses of the Sellers shall be borne by the Sellers in accordance with their respective Ownership Percentages.

     Section 10.8 Brokers. The fees of any broker, finder or investment banker hired by either Purchaser shall be borne solely by such Purchaser. The fees of any broker, finder or investment banker hired by any of the Sellers shall be borne solely by such Seller.

     Section 10.9 Governing Law; Jurisdiction. This Agreement shall be governed by the laws of the State of Delaware, its rules of conflict of laws notwithstanding. Each of the Sellers, the Company and each of the Purchasers hereby agrees and consents to be subject to the jurisdiction of the Court of Chancery of the State of Delaware in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby. Each party hereby irrevocably consents to the service of any and all process in any such suit, action or proceeding by the delivery of such process to such party at the address and in the manner provided in Section 10.1.

     Section 10.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement.

     Section 10.11 Headings. The heading references herein and in the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

     Section 10.12 Further Assurances. From time to time after the Closing Date, at the request of the other parties hereto and at the expense of the party so requesting, Sellers, the Company and Purchasers shall execute and deliver to such requesting party such documents and take such other action as such requesting party may reasonably request in order to consummate the transactions contemplated hereby.

     Section 10.13 Specific Performance. Each party hereto acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such party and that any such breach would cause the other party hereto irreparable harm. Accordingly, each party hereto also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such party, the other party hereto shall be entitled to equitable relief without the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance.

     Section 10.14 Knowledge. For purpose of this Agreement, "knowledge" of the Company or the Sellers means the actual knowledge of the Company's designees to the BFS Board of Directors.

                           [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

JLL PARTNERS FUND II, L.P.                   JLL PARTNERS FUND V, L.P

By:  JLL Associates, II, L.P.                By: JLL Associates V, L.P.
     its general partner                          its general partner

                                             By: JLL Associates, G.P. V, LLC
                                                 its general partner
By: /s/ Paul S. Levy
    -------------------------------          By: /s/ Paul S. Levy
   Name:  Paul S. Levy                           -----------------------------
   Title: General Partner                       Name:  Paul S. Levy
                                                Title: Managing Member


JLL PARTNERS FUND III, L.P.

By:  JLL Associates III, L.L.C.,
     its general partner                     WARBURG PINCUS PRIVATE EQUITY, L.P.

                                             By: Warburg Pincus IX LLC, General
                                                 Partner

By: /s/ Paul S. Levy                         By: Warburg Pincus Partners, LLC,
    ------------------------------               Sole Member
   Name:  Paul S. Levy
   Title: General Partner                    By: Warburg Pincus & Co.,
                                                 Managing Member


/s/ Marvin Schwartz                          By: /s/ David A. Barr
----------------------------------               -----------------------------
Marvin Schwartz                                 Name:   David A. Barr
                                                Title:


JLL BUILDING PRODUCTS, LLC


By: /s/ Brett N. Milgrim
    -----------------------------
   Name:  Brett N. Milgrim
   Title: Authorized Person

                                                                   SCHEDULE I
                                                                   ----------

                Name and Address of Member                Ownership Percentage
                --------------------------                --------------------

                JLL Partners Fund II, L.P.
             450 Lexington Avenue, Suite 3350                    53.82%
                    New York, NY 10017

                JLL Partners Fund III, L.P.
             450 Lexington Avenue, Suite 3350                    41.90%
                    New York, NY 10017

                    Mr. Marvin Schwartz
                     605 Third Avenue                             4.28%
                    New York, NY 10158

                                                                    EXHIBIT 3
                                                                    ---------


                    ---------------------------------------


                              AMENDED AND RESTATED


                      LIMITED LIABILITY COMPANY AGREEMENT


                                       OF

                             BUILDING PRODUCTS, LLC

                         Dated as of February 27, 2006

                    ---------------------------------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----

ARTICLE I DEFINED TERMS......................................................2

         1.1      Certain Definitions........................................2
         1.2      Other Interpretive Provisions..............................5

ARTICLE II THE LIMITED LIABILITY COMPANY.....................................5

         2.1      Formation..................................................5
         2.2      Name.......................................................6
         2.3      Business Purpose...........................................6
         2.4      Registered Office and Agent................................6
         2.5      Term.......................................................6
         2.6      Company Powers.............................................6
         2.7      Limitation on Company Powers...............................7
         2.8      Unrelated Business Taxable Income..........................7
         2.9      United States Real Property Interests......................7
         2.10     Business Transactions of a Member with the Company.........7
         2.11     Principal Place of Business................................7
         2.12     Title to Company Property..................................7

ARTICLE III THE MEMBERS......................................................7

         3.1      The Members................................................7
         3.2      Capital Structure..........................................8
         3.3      Member Meetings............................................8
         3.4      Liability of Members.......................................8
         3.5      Power to Bind the Company..................................8
         3.6      BFS Shares Held on Behalf of Members.......................8
         3.7      BFS Voting.................................................9
         3.8      BFS Board of Directors.....................................9
         3.9      Preemptive Rights.........................................10
         3.10     Management Rights.........................................12

ARTICLE IV THE BOARD........................................................13

         4.1      Management by Board of Managers...........................13
         4.2      Meetings of the Board.....................................14
         4.3      Power to Bind Company.....................................14
         4.4      Officers and Related Persons..............................14

ARTICLE V MEMBER RATIOS AND CAPITAL ACCOUNTS................................15

         5.1      Member Ratio..............................................15
         5.2      Capital Contributions.....................................15
         5.3      Additional Members........................................15
         5.4      Capital Accounts..........................................15
         5.5      Return of Capital.........................................16
         5.6      No Interest on Capital Contribution or Capital Account....16

ARTICLE VI ALLOCATIONS AND DISTRIBUTIONS....................................16

         6.1      Allocations...............................................16
         6.2      Distributions.............................................18
         6.3      Limitations on Distributions..............................18

ARTICLE VII ACCOUNTS........................................................18

         7.1      Books.....................................................18
         7.2      Reports...................................................19
         7.3      Federal Tax Matters.......................................19
         7.4      Fiscal Year...............................................19

ARTICLE VIII TRANSFERS......................................................19

         8.1      Restriction on Transfers of Interests.....................19
         8.2      Restriction on Transfers of BFS Shares....................20

ARTICLE IX REGISTRATION RIGHTS..............................................21

         9.1      Registration Rights.......................................21
         9.2      Demand Registration Rights................................22
         9.3      Piggyback Registration Rights.............................23
         9.4      Pro-Rata Cutback..........................................24

ARTICLE X EVENTS OF DISSOLUTION.............................................24

ARTICLE XI TERMINATION......................................................24

         11.1     Liquidation...............................................24
         11.2     Final Accounting..........................................24
         11.3     Distribution in Kind......................................25
         11.4     Certificate of Cancellation...............................25

ARTICLE XII EXCULPATION AND INDEMNIFICATION.................................25

         12.1     Exculpation...............................................25
         12.2     Indemnification...........................................25
         12.3     Corporate Opportunity.....................................26
         12.4     Amendments................................................26

ARTICLE XIII AMENDMENT TO AGREEMENT.........................................26

ARTICLE XIV GENERAL PROVISIONS..............................................26

         14.1     Notices...................................................26
         14.2     Entire Agreement, etc.....................................27
         14.3     Construction Principles...................................28
         14.4     Counterparts..............................................28
         14.5     Severability..............................................28
         14.6     Governing Law.............................................28
         14.7     Binding Effect............................................28
         14.8     Additional Documents and Acts.............................28
         14.9     No Third-Party Beneficiary................................28
         14.10    Limited Liability Company.................................28

                              AMENDED AND RESTATED

                      LIMITED LIABILITY COMPANY AGREEMENT

                                       OF

                             BUILDING PRODUCTS, LLC


         THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of Building Products, LLC (the "Company"), is made and entered into as of this 27th day of February, 2006, by and among JLL Partners Fund V, LP, a limited partnership organized under the laws of Delaware ("JLL Fund V" and, collectively with any Affiliate or Affiliates (as hereinafter defined) of JLL Fund V to which JLL Fund V Transfers Interests (as hereinafter defined) pursuant to Section 8.1 hereof, the "JLL Members"), Warburg Pincus Private Equity IX, L.P., a limited partnership organized under the laws of Delaware ("WP" and, collectively with any Affiliate or Affiliates of WP to which WP Transfers Interests pursuant to Section 8.1 hereof, the "WP Members"), the Company, and each individual or business entity subsequently admitted as a member of the Company. JLL Fund V, WP and any Affiliates of JLL Fund V or WP to which Interests are Transferred and who are subsequently admitted as members of the Company and bound by this Agreement shall be known as and referred to collectively as "Members" and individually as a "Member."

                                    RECITALS

         WHEREAS, the initial members of the Company (the "Initial Members") formed the Company on September 24, 1997 under the name "Stonegate Resources Holdings LLC" by filing with the Secretary of State of the State of Delaware a Certificate of Formation (as amended to date, the "Certificate of Formation") and, in connection therewith, entered into a limited liability company agreement, dated as of September 24, 1997, as amended and restated as of March 20, 1998, as of August 1, 1999 and as of September 5, 2001 (the "Amended Agreement"), in connection with which, among other things, the Company's name was changed to "JLL Building Products, LLC"; and

         WHEREAS, pursuant to that certain Securities Purchase Agreement, dated as of February 2, 2005, by and among JLL Fund V, WP, the Company and the prior members of the Company (such prior members, the "Selling Members"), the Selling Members sold all of their Interests in the Company to JLL Fund V and WP effective as of the date hereof and, in connection therewith, agreed to amend and restate the Amended Agreement in its entirety as set forth herein to, among other things, (i) admit JLL Fund V and WP as Members of the Company; (ii) delete all references in the Agreement to the Selling Members; (iii) change the Company's name to "Building Products, LLC"; and (iv) provide for certain provisions relating to the Company's ownership of BFS Shares (as hereinafter defined) on behalf of each of JLL Fund V and WP, and the voting and transfer of such BFS Shares by JLL Fund V and WP.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members and the Company agree as follows:

                                   ARTICLE I

                                 DEFINED TERMS

         1.1 Certain Definitions. As used in this Agreement, the following terms have the following meanings:

         "Act" has the meaning set forth in Section 2.1.

         "Affiliate" means, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by, or is under common Control with, such Person.

         "Agreement" has the meaning set forth in the preamble.

         "Amended Agreement" has the meaning set forth in the recitals.

         "BFS" has the meaning set forth in Section 2.3.

         "BFS Shares" has the meaning set forth in Section 3.6.

         "BFS Stockholders Agreement" means the Second Amended and Restated Stockholders Agreement, dated as of June 2, 2005, among the Company, BFS, Floyd
F. Sherman, Charles L. Horn, Kevin P. O'Meara, and Donald F. McAleenan setting forth certain registration rights granted to the Company in respect of the equity securities of BFS, among other matters.

         "Board" shall have the meaning set forth in Section 4.1(a).

         "Business Day" means any day other than a Saturday, Sunday or a day on which commercial banks located in New York, New York are required or authorized by law to be closed.

         "Capital Account" has the meaning set forth in Section 5.4(a).

         "Capital Contribution" means, with respect to any Member, the total amount of cash or value of other property contributed to the Company by such Member pursuant to this Agreement; provided that the Board shall determine in its reasonable discretion the value of any property other than cash contributed by any Member.

         "Certificate of Formation" has the meaning set forth in the recitals.

         "Claims" has the meaning set forth in Section 12.2.

         "Code" means the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder. Any reference to a section of the Code shall include a reference to any successor provision thereto.

         "Company" has the meaning set forth in the preamble.

         "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and "Controlled" has a correlative meaning.

         "Corporate Opportunity" has the meaning set forth in Section 12.3(b).

         "Covered Person" and "Covered Persons" shall have the meaning set forth in Section 12.1.

         "Demand Notice" has the meaning set forth in Section 9.2(b).

         "Demand Participation Notice" has the meaning set forth in Section 9.2(b).

         "Demand Registration" has the meaning set forth in Section 9.2(a).

         "Demand Right" has the meaning set forth in Section 9.2(a).

         "Demanding Member" has the meaning set forth in Section 9.2(a).

         "Distribution" has the meaning set forth in Section 6.2(a).

         "ERISA" means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder. Any reference to a section of ERISA shall include a reference to any successor provision thereto.

         "Event of Dissolution" has the meaning set forth in Article X.

         "Excess Shares" has the meaning set forth in Section 8.2(b)(ii).

         "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended from time to time.

         "Fiscal Year" has the meaning set forth in Section 7.4.

         "Fund Member" means each Member of the Company that is intended to qualify as a "venture capital operating company" under the Regulation and is listed on Annex B hereto.

         "GAAP" means U.S. generally accepted accounting principles in effect from time to time.

         "Initial Members" shall have the meaning set forth in the recitals.

         "Interests" shall have the meaning set forth in Section 3.2.

         "Investment Company Act" means the U.S. Investment Company Act of 1940, as amended from time to time.

         "Investment Opportunity" has the meaning set forth in Section 3.9(a).

         "Investment Opportunity Notice" has the meaning set forth in Section 3.9(a).

         "JLL Fund V" has the meaning set forth in the preamble.

         "JLL Member" has the meaning set forth in the preamble.

         "Limited Transfer Period" shall have the meaning set forth in Section 8.2(b).

         "Managers" has the meaning set forth in Section 4.1(a).

         "Member" or "Members" has the meaning set forth in the preamble.

         "Member Ratio" shall mean, with respect to each Member, its proportionate ownership of Interests, as reflected on Schedule A hereto, as amended from time to time pursuant to the terms of this Agreement.

         "Participating Member" has the meaning set forth in Section 9.2(b).

         "Person" means any individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

         "Piggyback Participating Member" has the meaning set forth in Section 9.3(a).

         "Piggyback Participation Notice" has the meaning set forth in Section 9.3(a).

         "Piggyback Registration" has the meaning set forth in Section 9.3(a).

         "Piggyback Right" has the meaning set forth in Section 9.3(a).

         "Registrable Shares" has the meaning set forth in Section 9.1(a).

         "Regulation" has the meaning set forth in Section 3.10(d).

         "Securities Act" means the U.S. Securities Act of 1933, as amended from time to time.

         "Selling Members" has the meaning set forth in the recitals.

         "Transfer" means, with respect to any Interests, a transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or disposition, including the grant of an option or other right, whether directly or indirectly, whether voluntarily, involuntarily or by operation of law, of such Interests, and any dividend, distribution or other conveyance of such Interests by a Member to the limited partners, members, stockholders or other direct or indirect equity holders of such Member, and "Transferred" and "Transferee" each have a correlative meaning.

         "Treasury Regulations" shall mean the income tax regulations promulgated under the Code, as amended from time to time (including any successor regulations).

         "Unsubscribed Shares" has the meaning set forth in Section 3.9(b).

         "WP" shall have the meaning set forth in the preamble.

         "WP Members" has the meaning set forth in the preamble.

         1.2 Other Interpretive Provisions.

         (a) The meanings of defined terms are equally applicable to the singular and plural forms thereof.

         (b) The words "hereof", "herein", "hereunder" and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; and any subsection, Section, Exhibit, Schedule and Annex references are to this Agreement unless otherwise specified.

         (c) The term "including" is not limiting and means "including without limitation."

         (d) The captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

         (e) Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms.

                                  ARTICLE II

                         THE LIMITED LIABILITY COMPANY

         2.1 Formation. The Initial Members previously formed the Company as a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"). A Certificate of Formation for the Company has been filed in the Office of the Secretary of State of the State of Delaware in conformity with the Act. Each of the Members shall execute or cause to be executed from time to time all other instruments, certificates, notices and documents and shall do or cause to be done all such acts and things (including keeping books and records and making publications or periodic filings) as may now or hereafter be required for the formation, valid existence and, when appropriate, termination of the Company as a limited liability company under the laws of the State of Delaware and as may be necessary in order to protect the liability of the Members as members under the laws of the State of Delaware.

         2.2 Name. The name of the Company shall be "Building Products, LLC," and its business shall be carried on in such name with such variations and changes as the Board shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

         2.3 Business Purpose. The Company was formed for the purposes of (i) acquiring, holding and disposing of securities issued by Builders FirstSource, Inc., a Delaware corporation ("BFS"), (ii) receiving dividends, interest or other passive type of income and gains in connection therewith and (iii) engaging in such activities in connection with the foregoing as the Board deems necessary, advisable or incidental to the foregoing.

         2.4 Registered Office and Agent. The location of the registered office of the Company shall be Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Company's Registered Agent at such address shall be The Corporation Trust Company.

         2.5 Term. The term of the Company commenced on the date of filing of the Certificate of Formation in the Office of the Secretary of State of the State of Delaware and shall continue until the Company is dissolved pursuant to
Article X below.

         2.6 Company Powers. In furtherance of the business purpose specified in Section 2.3 and without limiting the generality of Section 4.1(a), the Company and the Board, acting on behalf of the Company, shall be empowered to do or cause to be done any and all acts, subject to the provisions of Section 2.7, deemed by the Board to be necessary or advisable in furtherance of the business purpose of the Company, including, without limitation, the power and authority:

         (a) to acquire, hold, manage, own, sell, transfer, convey, assign, exchange, pledge or otherwise dispose of the Company's interest in securities or any other investments made or other property held by the Company, including without limitation investments in capital stock, bonds, notes, debentures and other obligations, investment contracts, partnership interests, limited liability company interests, options, warrants and other securities;

         (b) to establish, have, maintain or close one or more offices within or without the State of Delaware and in connection therewith to rent or acquire office space and to engage personnel;

         (c) to open, maintain and close bank and brokerage accounts, including the power to draw checks or other orders for the payment of moneys, and to invest such funds as are temporarily not otherwise required for Company purposes;

         (d) to bring and defend actions and proceedings at law or in equity or before any governmental, administrative or other regulatory agency, body or commission;

         (e) to hire consultants, custodians, attorneys, accountants and such other agents, officers and employees of the Company as it may deem necessary or advisable, and to authorize each such agent and employee to act for and on behalf of the Company;

         (f) to make all elections, investigations, evaluations and decisions, binding the Company thereby, that may, in the sole judgment of the Board, be necessary or appropriate for the acquisition, holding or disposition of securities by the Company;

         (g) to enter into, perform and carry out contracts and agreements of every kind necessary or incidental to the accomplishment of the Company's business purpose, and to take or omit to take such other action in connection with the business of the Company as may be necessary or desirable to further the business purpose of the Company; and

         (h) to carry on any other activities necessary to, in connection with, or incidental to any of the foregoing or the Company's business.

         2.7 Limitation on Company Powers. Notwithstanding any provision of this Agreement, the Company shall not be permitted to incur any indebtedness for borrowed money.

         2.8 Unrelated Business Taxable Income. The Company shall use its best efforts to conduct the business of the Company at all times in a manner that will not result in realization of unrelated business taxable income under
Section 512(a) of the Internal Revenue Code of 1986, as amended.

         2.9 United States Real Property Interests. The Company shall not make any investment in an interest classified as a United States real property interest within the meaning of Section 897(c)(1) of the Internal Revenue Code of 1986, as amended.

         2.10 Business Transactions of a Member with the Company. In accordance with Section 18-107 of the Act, a Member may transact business with the Company and, subject to applicable law, shall have the same rights and obligations with respect to any such matter as a Person who is not a Member.

         2.11 Principal Place of Business. The principal place of business of the Company shall be at such location as the Board may, from time to time, select.

         2.12 Title to Company Property. Legal title to all property of the Company shall be held and vested and conveyed in the name of the Company. Other than with respect to the BFS Shares, no real or other property of the Company shall be deemed to be owned by any Member individually. The Interests (as hereinafter defined) of the Members in the Company shall constitute personal property.

                                  ARTICLE III

                                  THE MEMBERS

         3.1 The Members. The name and address of each Member are set forth on Schedule A hereto, as such Schedule may be amended from time to time to reflect the admission of new Members and the Transfer of Interests, each as permitted by the terms of this Agreement.

         3.2 Capital Structure. The capital structure of the Company shall consist solely of common interests (the "Interests"). The rights, powers, preferences, duties, liabilities and obligations of holders of the Interests shall be as set forth herein.

         3.3 Member Meetings.

         (a) Actions by the Members; Meetings. The Members may vote, approve a matter or take any action by the vote of Members at a meeting, in person or by proxy, or without a meeting by the written consent of Members pursuant to subparagraph (b) below. Meetings of the Members shall be held upon at least two
(2) days' prior written notice of the time and place of such meeting delivered to each holder of Interests. Notice of any meeting may be waived by any Member before or after any meeting. Meetings of the Members may be conducted in person or by conference telephone facilities.

         (b) Action by Written Consent. Any action may be taken by the Members without a meeting if authorized by the written consent of the Members holding Interests sufficient to approve such action pursuant to the terms of this Agreement, provided that a copy of the action taken by written consent must be promptly sent to all Members not executing such written consent and filed with the records of the Company.

         (c) Quorum; Voting. For any meeting of Members, the presence in person or by proxy of Members owning greater than 80% of the Member Ratio shall constitute a quorum for the transaction of any business. Members shall have voting rights in the Company based upon their Member Ratio; provided, however, that , subject to Article XIII and Section 5.3 hereof, the approval of any matter submitted to a vote of the Members, including a vote on the dissolution of the Company as contemplated by Article X, shall require the affirmative vote of Members owning greater than 80% of the Member Ratio.

         3.4 Liability of Members. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

         3.5 Power to Bind the Company. Except as contemplated by Section 3.6 and Section 3.7, no Member (acting in its capacity as such) shall have any authority to bind the Company to any third party with respect to any matter except pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Board by the affirmative vote required for such matter pursuant to this Agreement.

         3.6 BFS Shares Held on Behalf of Members. For purposes of this Agreement, each Member shall be deemed to own a number of shares of BFS capital stock of each class or series of such capital stock held by the Company ("BFS Shares") equal to (x) such Member's Member Ratio multiplied by the (y) total number of BFS Shares of each class or series of such capital stock held by the Company; provided, however, that with respect to such BFS Shares, Members shall have only those rights set forth in this Agreement. To the extent that BFS Shares deemed to be owned by any Member are Transferred by the Company in accordance with this Agreement, the net proceeds of such Transfer shall be distributed to the Member on whose behalf such BFS Shares are Transferred and each Member's Member Ratio shall be adjusted based upon the number of BFS Shares deemed to be owned by each Member after giving effect to such Transfer. In furtherance of the foregoing, for all purposes under this Agreement, a Member's Membership Ratio shall be adjusted to take into account any BFS Shares Transferred by the Company on such Member's behalf, whether pursuant to the registration rights provided for in Article IX hereof or otherwise such that, from and after any such Transfer, such Member's Membership Ratio shall be equal to the ratio of (i) the aggregate number of BFS Shares held by the Company and deemed to be owned by such Member after giving effect to such Transfer to (ii) the aggregate number of BFS Shares held by the Company after giving effect to such Transfer.

         3.7 BFS Voting. The Company shall vote the BFS Shares held by it as directed by each Member in proportion to (i) such Member's Member Ratio multiplied by (ii) the total number of BFS Shares of the applicable class or series held by the Company. The Company shall not vote any BFS Shares held by the Company as to which it has not received instructions from the Member deemed to own such BFS Shares. In furtherance of the foregoing, promptly following the date hereof, the Company shall deliver to each Member an irrevocable proxy, which shall be deemed to be coupled with an interest, to vote on all matters submitted to a vote of the holders of BFS Shares, a number of BFS Shares equal to the total number of BFS Shares held by the Company on the record date for such vote multiplied by such Member's Member Ratio on such date. The Company shall also execute and deliver any such additional documents and instruments and perform such additional acts as may be necessary or appropriate to permit each Member to vote such BFS Shares, express consent or dissent in respect thereof or otherwise effectuate and carry out the provisions of this Section
3.7 on behalf of the Company.

         3.8 BFS Board of Directors. The Company shall use its commercially reasonable efforts to cause the BFS Board of Directors to include at least six
(6) directors selected by the Company and to include an equal number of such directors selected by JLL Fund V and WP; provided, however, that (i) in the event that the Member Ratio of JLL Fund V (together with any other JLL Members) or the Member Ratio of WP (together with any other WP Members) shall at any time exceed 65%, then the Company shall use its commercially reasonable efforts to cause the BFS Board of Directors to include four (4) directors selected by the Member which has exceeded a 65% Member Ratio, and (ii) in the event that the Member Ratio of JLL Fund V (together with any other JLL Members) or the Member Ratio of WP (together with any other WP Members) shall at any time exceed 80%, then the Company shall use its commercially reasonable efforts to cause the BFS Board of Directors to include five (5) directors selected by the Member which has exceeded an 80% Member Ratio, in each case with a corresponding reduction in the number of BFS directors to be selected by the other Member which the Company shall be required to use its commercially reasonable efforts to include in the BFS Board of Directors; provided further, that for so long as they are Members, the Company shall use its commercially reasonable efforts to cause at least one (1) director selected by each of BFS and WP to be included on the BFS Board of Directors. To the extent that the number of directors comprising the BFS Board of Directors shall be increased or decreased, or the number of designees of the Company on the BFS Board of Directors is reduced or increased, the provisions of this Section 3.8 shall be adjusted accordingly so that the number of directors selected by each Member which the Company must use its commercially reasonable efforts to include in the BFS Board of Directors shall be increased or decreased proportionately.

         3.9 Preemptive Rights.

         (a) In the event the Company receives notice of any opportunity to invest in additional securities of BFS (an "Investment Opportunity"), the Company shall use its best efforts to assign such Investment Opportunity to the Members such that each Member shall have the right to subscribe for and purchase a number of BFS securities equal to such Member's Member Ratio multiplied by the total number of BFS securities made available to the Company for purchase pursuant to such Investment Opportunity. In the event that such Investment Opportunity may not be assigned to the Members, each Member shall be entitled to participate in such Investment Opportunity to the extent, and in the manner, provided in this Section 3.9. As soon as practicable after receiving notice of any such Investment Opportunity, but in any event within five (5) days thereafter, the Company shall give written notice (an "Investment Opportunity Notice") to each Member in the manner specified in Section 14.1 hereof: (i) specifying the nature of the Investment Opportunity, including the material terms thereof; (ii) including copies of any prospectus, offering memorandum or similar materials received by the Company in connection with such Investment Opportunity; (iii) instructing each Member as to the maximum number of BFS securities that such Member can cause the Company to subscribe for and purchase on such Member's behalf in connection with such Investment Opportunity (determined as set forth below); and (iv) instructing the Member as to the deadline by which notice of its election to participate in such Investment Opportunity must be received by the Company (to the extent such deadline is inconsistent with the provisions of this Section 3.9), the method of responding to such Investment Opportunity and the information, if any, required by the Company from such Member in order to respond to such Investment Opportunity.

         (b) Each Member shall have ten (10) days from and after the date of any Investment Opportunity Notice to inform the Company: (i) as to whether or not such Member has elected to participate in such Investment Opportunity; (ii) the number of BFS securities such Member has elected to cause the Company to purchase on such Member's behalf; and (iii) whether such Member has elected to cause the Company to subscribe for such Member's pro rata share of any Unsubscribed Shares. With respect to each Investment Opportunity, each Member shall have the right to cause the Company to subscribe for and purchase a number of BFS securities equal to (1) such Member's Member Ratio multiplied by
(2) the total number of BFS securities made available to the Company for purchase pursuant to such Investment Opportunity. To the extent that any Member elects to cause the Company to acquire less than the maximum number of BFS securities such Member would be entitled to cause the Company to acquire in connection with such Investment Opportunity (all such BFS securities which the Company has the right to acquire pursuant to an Investment Opportunity and as to which the applicable Member has elected not to cause the Company to purchase such BFS securities being referred to herein as "Unsubscribed Shares"), the other Members shall have the right to cause the Company to acquire such Unsubscribed Shares. Any Unsubscribed Shares shall be allocated among the Members electing to cause the Company to purchase such Unsubscribed Shares pro rata based upon such Members' relative Membership Ratios. As soon as practicable after receiving the elections of each of the Members with respect to any Investment Opportunity, the Company shall notify each of the Members of the aggregate number of BFS securities that the Company will purchase on such Member's behalf, the aggregate amount of funds required by the Company to consummate such purchase, the account to which such funds should be transferred and the projected date upon which the closing of the transaction is expected to occur.

         (c) In connection with any Investment Opportunity, each Member electing to participate in such Investment Opportunity shall use all reasonable best efforts to comply with the terms and condition's applicable to such Investment Opportunity, including supplying any information the Company may reasonably request, executing any and all documents and other instruments reasonably required in connection therewith and otherwise using its reasonable best efforts to cooperate with the Company in connection therewith. At or prior to the closing of the transactions contemplated by any Investment Opportunity, each Member electing to participate in such Investment Opportunity shall pay to the Company, by wire transfer of immediately available funds, an amount equal to the purchase price for the BFS securities to be acquired by the Company on such Member's behalf.

         (d) As soon as practicable after consummating the acquisition of any BFS securities on behalf of a Member pursuant to any Investment Opportunity, the Company shall cause such BFS securities to be Transferred to the Member on behalf of which such BFS securities were acquired. The Company shall take all actions required, and do all things necessary, appropriate or advisable, to make effective the Transfer to the applicable Member of any BFS securities acquired on such Member's behalf pursuant to an Investment Opportunity.

         3.10 General Provisions Regarding Management Rights. For so long as a Fund Member directly or through one or more conduit subsidiaries owns any Interests in the Company, each Fund Member will be entitled to the contractual management rights set forth in this Section 3.10.

         (a) Inspection and Access. The Company shall (i) provide to each Fund Member, true and correct copies of all documents, reports, financial data and other information as such Fund Member may reasonably request and (ii) permit any authorized representatives designated by each Fund Member to visit and inspect, during normal business hours, any of the properties of the Company, including its and their books of account, and to discuss its and their affairs, finances and accounts with its and their officers, all at such times as such Fund Member may reasonably request.

         (b) Right of Consultation. Representatives of each Fund Member shall have the right to consult with and advise the management of the Company upon reasonable notice at reasonable times from time to time, on all matters relating to the operation of the Company.

         (c) Adjustment to Rights.

                  (i) The aforementioned rights are intended to satisfy the requirement of management rights for purposes of qualifying each Fund Member's direct or indirect investment in the Company as a "venture capital investment" for purposes of United States Department of Labor Regulation ss. 2510.3-101 (the "Regulation"). In the event that a Fund Member's counsel determines that the rights set forth herein are not satisfactory for such purpose, the Company and such Fund Member shall reasonably cooperate in good faith to agree upon mutually satisfactory management rights that satisfy the Regulations.

                  (ii) All rights granted pursuant to this Section 3.10 to a Fund Member are in addition to the rights provided to such Fund Member in its capacity as a holder of Interests and nothing set forth in this
     Section 3.10 shall be construed to limit, restrict or impair any claim, right or privilege available, or granted, to a Fund Member pursuant to any other contractual arrangements with the Company or otherwise.

                  (iii) In the event a Fund Member Transfers all or any portion of its direct or indirect investment in the Company to an Affiliate that is intended to qualify as a "venture capital operating company" under the Regulation, such Affiliate shall be afforded the same rights with respect to the Company afforded to such Fund Member hereunder.

         (d) Each Fund Member shall notify the Company in writing at such time as such Fund Member ceases to own any Interests in the Company.

                                  ARTICLE IV

                                   THE BOARD

         4.1 Management by Board of Managers.

         (a) Subject to such matters which are expressly reserved hereunder or under the Act to the Members for decision, the business and affairs of the Company shall be managed by a board of managers (the "Board"), which shall be responsible for policy setting, approving the overall direction of the Company, and making all decisions affecting the business and affairs of the Company, subject to the limitations set forth herein. Notwithstanding anything to the contrary contained herein, in no event shall the Board have the authority to cause the voting of any BFS Shares held by the Company or cause the Transfer of any BFS Shares held by the Company other than, in each such case, as directed by the Member deemed to own such BFS Shares and otherwise in compliance with the terms of this Agreement. The Board shall consist of six (6) individuals (the "Managers"), three (3) of whom initially shall be selected by JLL Fund V and three (3) of whom initially shall be selected by WP; provided, however, that (if in the event that the Member Ratio of JLL Fund V (together with any other JLL Members) or WP (together with any other WP Members) shall at any time exceed 65%, then the Member which has exceeded a 65% Member Ratio shall be entitled to select four (4) Managers and (ii) in the event that the Member Ratio of JLL Fund V (together with all other JLL Members) or WP (together with all other WP Members) exceeds 80%, then the Member which exceeded an 80% Member Ratio shall be entitled to select five (5) Managers, in each case with a corresponding reduction in the number of Managers to be selected by the other Member; provided however, that for so long as they are Members, JLL and WP shall each be entitled to select at least one (1) Manager.

         (b) Each Manager shall remain in office until his or her successor shall be duly appointed by the applicable Member, or until such Manager's earlier death, resignation or removal. In the event that the number of Managers entitled to be designated by any Member shall be reduced in accordance with
Section 4.1(a) hereof, then such Member shall promptly remove one or more of the Managers designated by such Member, as and to the extent required by
Section 4.1(a).

         (c) Any vacancy occurring on the Board as a result of the resignation, removal, death or disability of a Manager shall be filled by the Member designating the Manager whose seat has become vacant. A Manager chosen to fill such a vacancy shall serve the unexpired term of his predecessor in office.

         4.2 Meetings of the Board.

         (a) The Board shall meet at such times as may be necessary for the Company's business on at least twenty-four hours prior written notice of the time and place of such meeting. The presence of at least five (5) Managers shall constitute a quorum for the transaction of business by the Board at any meeting.

         (b) Notice of any Board meeting may be waived by any Manager before or after such meeting.

         (c) All actions of the Board shall require the affirmative vote of at least five (5) of the Managers.

         (d) Meetings of the Board may be conducted in person or by conference telephone facilities and each Manager shall be entitled to participate in any meeting of the Board by telephone. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if such number of Managers sufficient to approve such action pursuant to the terms of this Agreement consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

         4.3 Power to Bind Company. No Manager (acting in his capacity as such) shall have any authority to bind the Company to any third party with respect to any matter except pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Board by the affirmative vote required for such matter pursuant to this Agreement.

         4.4 Officers and Related Persons. The Board shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Board deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

                                   ARTICLE V

                       MEMBER RATIOS AND CAPITAL ACCOUNTS

         5.1 Member Ratio. Each Member shall have the Member Ratio set forth on Schedule A hereto, as adjusted from time to time pursuant to the terms of this Agreement.

         5.2 Capital Contributions. No Member shall be obligated to make Capital Contributions to the Company without the consent of such Member, nor shall any Member be entitled to make any Capital Contribution; provided that this sentence shall not limit the ability of Members to make payments pursuant to Section 3.9. The Company shall amend Schedule A to reflect the making of any additional Capital Contributions and the issuance of any additional Interests.

         5.3 Additional Members. The Company shall not admit additional Members without the approval of each Member, provided, however, that, subject to the provisions of this Article V, the Company may admit one or more additional Members to the Company that have acquired Interests pursuant to a Transfer permitted by Section 8.1. An additional Member shall execute a counterpart to this Agreement. The Company shall amend Schedule A to reflect the admission of any additional Members.

         5.4 Capital Accounts.

         (a) The Company shall maintain separate capital accounts (a "Capital Account") for each Member. Each Member's Initial Capital Account shall be equal to the amount set forth opposite such Member's name on Schedule A. Capital Accounts shall be maintained in accordance with the following provisions:

                  (i) Each Member's Capital Account shall be increased by the amount of such Member's Capital Contributions, any Company income or gain allocated to such Member pursuant to Section 6.1(b), and the amount of any Company liabilities assumed by such Member or secured by any Company assets distributed to such Member.

                  (ii) Each Member's Capital Account shall be decreased by the amount of cash and the gross fair market value (as determined by the Board) of any other Company property distributed to such Member pursuant to any provision of this Agreement, any expenses or losses allocated to such Member pursuant to Section 6.1(b) (including the Member's share of expenditures described in Treasury Regulation Section 1.704-1(b)(2)(iv)(i)) and the amount of any liabilities of such Member assumed by the Company.

                  (iii) In the event all or any portion of a Member's Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of such Member to the extent such Capital Account relates to the Transferred Interests.

                  (iv) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations issued under Section 704(b) of the Code and shall be interpreted and applied in a manner consistent with such Treasury Regulations. The Board shall be authorized to make appropriate amendments to the allocations of items pursuant to this
     Section 5.4 if necessary in order to comply with Section 704 of the Code or applicable Treasury Regulations thereunder; provided that no such change shall have an adverse effect upon the amount distributable to any Member pursuant to this Agreement.

         5.5 Return of Capital. Except upon the dissolution of the Company or as otherwise provided herein, no Member shall have the right to withdraw from the Company or to demand or to receive the return of all or any part of its Capital Account or its Capital Contributions.

         5.6 No Interest on Capital Contribution or Capital Account. No Member shall be paid interest on any of its Capital Contributions or on its Capital Account.

                                  ARTICLE VI

                         ALLOCATIONS AND DISTRIBUTIONS

         6.1 Allocations.

         (a) Calculation of Profits and Losses. The profits and losses of the Company shall be determined for each Fiscal Year in accordance with GAAP.

         (b) Allocation of Profits and Losses.

                  (i) Except as otherwise set forth in this Section 6.1(b), for Capital Account purposes, all items of income, gain, loss and deduction shall be allocated among the Members in a manner such that if the Company were dissolved, its affairs wound up and its assets distributed to the Members in accordance with their respective Capital Account balances immediately after making such allocation, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 6.2.

                  (ii) For federal, state and local income tax purposes, items of income, gain, loss, deduction and credit shall be allocated to the Members in accordance with the allocations of the corresponding items for Capital Account purposes under this Section 6.1(b), except that items with respect to which there is a difference between tax and book basis will be allocated in accordance with Section 704(c) of the Code, the Treasury Regulations thereunder, and Treasury Regulations Section 1.704-1(b)(4)(i).

                  (iii) Notwithstanding any provision of this Section 6.1(b), no item of deduction or loss shall be allocated to a Member to the extent the allocation would cause a negative balance in such Member's Capital Account (after taking into account the adjustments, allocations and distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6)) that exceeds the amount that such Member would be required to reimburse the Company pursuant to this Agreement or under applicable law. In the event some but not all of the Members would have such excess Capital Account deficits as a consequence of such allocation of loss or deduction, the limitation set forth in this
     Section 6.1(b)(iii) shall be applied on a Member-by-Member basis so as to allocate the maximum permissible deduction or loss to each Member under
     Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations. In the event any loss or deduction shall be specially allocated to a Member pursuant to the preceding sentence, an equal amount of income of the Company shall be specially allocated to such Member prior to any allocation pursuant to
     Section 6.1(b)(i).

                  (iv) In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate as quickly as possible any deficit balance in its Capital Account in excess of that permitted under
     Section 6.1(b)(iii) created by such adjustments, allocations or distributions. Any special allocations of items of income or gain pursuant to this Section 6.1(b)(iv) shall be taken into account in computing subsequent allocations pursuant to this Section 6.1(b) so that the net amount of any items so allocated and all other items allocated to each Member pursuant to this Section 6.1(b) shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Section 6.1(b) if such unexpected adjustments, allocations or distributions had not occurred.

                  (v) In the event the Company incurs any nonrecourse liabilities, income and gain shall be allocated in accordance with the "minimum gain chargeback" provisions of Section 1.704-1(b)(4)(iv) and 1.704-2 of the Treasury Regulations.

                  (vi) The Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect the fair market value (as determined by the Board in its good faith judgment) of Company property whenever Interests are relinquished to the Company, whenever an additional Member is admitted to the Company in accordance with Section 5.3, upon any termination of the Company within the meaning of Section 708 of the Code, and when the Company is liquidated pursuant to Article X, and shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(e) in the case of a distribution of any property (other than cash).

                  (vii) All elections, decisions and other matters concerning the allocation of income, gains and losses among the Members, and accounting procedures, not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Board in good faith.

         6.2 Distributions.

         (a) Except as otherwise expressly provided for herein (including pursuant to a Transfer contemplated by Section 8.2), distributions to the Members (each, a "Distribution") shall be made at such times and in such amounts as the Members shall agree and, except as expressly set forth below, any such Distributions shall be made pro rata in accordance with the Members' respective Member Ratios. The Board shall make Distributions to the Members as follows: (i) all cash dividends received by the Company in respect of the BFS Shares shall be distributed by the Company to the Members in accordance with their respective Member Ratios as soon as practicable after receipt thereof by the Company; and (ii) the net proceeds received by the Company from the Transfer of any BFS Shares held by the Company shall be distributed by the Company to the Member deemed to own such BFS Shares as soon as practicable after receipt thereof by the Company.

         (b) All non-cash distributions received by the Company in respect of the BFS Shares, including any securities, evidences of indebtedness or other property received by the Company in respect of such BFS Shares, shall be retained by the Company, unless the Board determines otherwise.

         (c) All Distributions shall be made in the form received by the Company, unless the Members shall otherwise agree. Distributions may be comprised of both cash and property, as applicable; provided that any such Distributions to the Members shall consist of the same relative composition of cash and/or property to each Member, except as otherwise expressly permitted herein.

         6.3 Limitations on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a Distribution to any Member on account of its Interests if such Distribution would violate
Section 18-607 of the Act or other applicable law.

                                  ARTICLE VII

                                   ACCOUNTS

         7.1 Books. The Board shall cause to be maintained complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on such method of accounting as the Board shall select. For purposes of the Company's financial statements, the Company's assets and liabilities and statements of operations and cash flows shall be prepared in conformity with generally accepted accounting principles. The Company's accounting period shall be as determined by the Board.

         7.2 Reports. The books of account of the Company shall be closed after the close of each calendar year, and there shall be prepared and sent to each Member a statement of the profits and losses of the Company for that period and a statement of such Member's distributive share of income and expense for income tax reporting purposes.

         7.3 Federal Tax Matters.

         (a) The Tax Matters Member, which shall be considered the tax matters partner for purposes of Section 6231 of the Code, shall be designated from time to time by the Members owning greater than 80% of the Member Ratio. The initial Tax Matters Member shall be JLL Fund V. The Tax Matters Member shall cause to be prepared and shall sign all tax returns of the Company, which returns shall be reviewed in advance of filing by an independent certified public accountant and the other Members. The Tax Matters Member may make any election which is available to the Company with the consent of the Members owning greater than 80% of the Member Ratio, and shall monitor any governmental tax authority in any audit that such authority may conduct of the Company's books and records or other documents and promptly provide the other Members notices of each material development and event in respect of each such audit.

         (b) In connection with the acquisition of Interests by the Members pursuant to the Securities Purchase Agreement dated as of February 2, 2005, the Company shall duly and timely make an election under Section 754 of the Code and the regulations thereunder (and any correlative election under applicable state and local law).

         7.4 Fiscal Year. The fiscal year of the Company (the "Fiscal Year") for financial statement and U.S. federal income tax purposes shall be determined by the Board.

                                 ARTICLE VIII

                                  TRANSFERS

         8.1 Restriction on Transfers of Interests.

         (a) No Member may Transfer any or all of its Interests other than to an Affiliate of such Member in compliance with the terms of this Section 8.1. Any Affiliate to which Interests are Transferred pursuant to this Article VIII shall remain an Affiliate of the Transferring Member at all times during which such Transferee holds the Transferred Interests. In the event that an Affiliate to which Interests are Transferred pursuant to this Article VIII shall cease to be an Affiliate of the Member that Transferred the Interests to such Transferee, then the Transferee shall promptly arrange for the Transfer of the Interests held by such Transferee to a JLL Member or a WP Member, as applicable. In the event of the Transfer of less than all of a Member's Interest, each Transferee of an Interest pursuant to this Section 8.1, together with its transferor, shall be deemed to be a single Member for purposes of
Section 5.3 and Article XIII of this Agreement.

         (b) Any Transferee of Interests shall be required, at the time of and as a condition to such Transfer, to become a party to this Agreement by executing and delivering such documents as may be necessary, in the reasonable opinion of the Board, to make such Person a party thereto, whereupon such Transferee will be treated as a Member for all purposes of this Agreement. Such Transferee shall, among other things, provide to the Secretary of the Company the address of such Transferee to which notices hereunder shall be sent. In addition, no Member shall be entitled to Transfer any Interests or any other rights under this Agreement (including to an Affiliate) at any time unless the Board is reasonably satisfied that such Transfer would not:

                  (i) violate the Securities Act or any state (or other jurisdiction) securities or "Blue Sky" laws applicable to the Company or the Interests;

                  (ii) cause the Company to become subject to the registration requirements of the Investment Company Act;

                  (iii) be a "prohibited transaction" under ERISA or the Code or cause all or any portion of the assets of the Company to constitute "plan assets" under ERISA or Section 4975 of the Code; and

                  (iv) cause the Company to become a "publicly-traded partnership", as such term is defined in Sections 469(k)(2) or 7704 of the Code.

         (c) Any purported Transfer of Interests other than in accordance with this Agreement shall be null and void ab initio, and the Company shall refuse to recognize any such Transfer for any purpose and shall not reflect in its records any change in record ownership of Interests pursuant to any such Transfer.

         (d) Any Member that proposes to Transfer Interests in accordance with the terms and conditions hereof shall be responsible for any expenses incurred by the Company in connection with such Transfer, other than pursuant to the exercise of registration rights under the BFS Stockholders Agreement, in which case the expenses thereof are treated in accordance with the provisions of the BFS Stockholders Agreement.

         8.2 Restriction on Transfers of BFS Shares.

         (a) Initial Period. Prior to the second (2nd) anniversary of the date hereof, the Company shall not Transfer any or all of the BFS Shares held by the Company without the written consent of the Members in accordance with Section
3.3 hereof.

         (b) Limited Transfer Period.

                  (i) During the period commencing on the second (2nd) anniversary of the date hereof and ending on the fourth (4th) anniversary of the date hereof (the "Limited Transfer Period"), a Member may cause the Company to Transfer BFS Shares deemed to be owned by such Member (the number of BFS Shares held by the Company and deemed to be owned by a Member being determined in accordance with Section 3.6 hereof); provided that (i) such Transfer complies with the volume and other limitations set forth in this Section 8.2(b); and (ii) such Transfer complies with all applicable laws, including federal and state securities laws.

                  (ii) During the Limited Transfer Period, no Member may cause the Company to Transfer during any ninety-consecutive-day period more than twelve and one-half percent (12 1/2%) of the BFS Shares held by the Company and deemed to be owned by such Member (calculated in accordance with Section 8.2(b)(iv)); provided, however, that in the event that a Member causes the Company to Transfer less than twelve and one-half percent (12 1/2%) of the BFS Shares held by the Company and deemed to be owned by such Member during any ninety-consecutive-day period (the excess of (x) 12 1/2% of the BFS Shares held by the Company and deemed to be owned by such Member (calculated in accordance with Section 8.2(b)(iv)) over (y) the number of BFS Shares actually Transferred by the Company on behalf of such Member during such ninety-consecutive-day period being referred to herein as "Excess Shares"), such Member may Transfer, in any subsequent ninety-consecutive-day period up to the sum of (i) twelve and one-half percent (12 1/2%) of the BFS Shares held by the Company and deemed to be owned by such Member (calculated in accordance with Section 8.2(b)(iv)) plus (ii) all Excess Shares held by the Company and deemed to be owned by such Member with respect to all prior ninety-consecutive-day periods; provided further, that, in no event may any Member Transfer more than 25% of the BFS Shares held by the Company on behalf of such Member in any ninety-consecutive-day period.

                  (iii) All Transfers of BFS Shares held by the Company on behalf of a Member made during the Limited Transfer Period must be preceded by at least ten (10) days prior written notice to the non-Transferring Member.

                  (iv) For purposes of this Section 8.2(b), all percentages of BFS Shares shall be computed based on (i) the number of BFS Shares held by the Company on behalf of a Member as of the first day of the Limited Transfer Period, minus (ii) any BFS Shares Transferred on behalf of such Member upon the exercise of registration rights pursuant to Article IX hereof during the Limited Transfer Period, in each case, subject to adjustment for any stock split, reverse stock split, stock dividend, recapitalization or similar transaction effected during the Limited Transfer Period.

         (c) Post Limited Transfer Period. Following the expiration of the Limited Transfer Period, any Member may cause the Company to Transfer any or all of the BFS Shares held by the Company on behalf of such Member, in one transaction or a series of transactions, provided any such Transfer(s) complies with all applicable laws, including federal and state securities laws.

         (d) Effect of Restrictions on Certain Transfers. Any purported Transfer of BFS Shares other than in accordance with this Agreement shall be null and void ab initio, and the Company shall refuse to recognize any such Transfer for any purpose.

                                  ARTICLE IX

                              REGISTRATION RIGHTS

         9.1 Registration Rights. The Members hereby acknowledge that the Company has entered into the BFS Stockholders Agreement pursuant to which the Company has been granted certain demand and "piggyback" registration rights in respect of Registrable Securities (as defined in the BFS Stockholders Agreement) of BFS that it may hold (the "Registrable Shares"), and that such rights (and the rights described in this Article IX) are subject to, qualified by, and exercisable solely in accordance with, the terms and conditions of the BFS Stockholders Agreement. The Company and the Members acknowledge and agree that the Company shall not amend the BFS Stockholders Agreement in any manner that adversely affects any Member's rights set forth in this Article IX without the prior written consent of such Member.

         9.2 Demand Registration Rights.

         (a) Subject to restrictions on Transfer of the BFS Shares held by the Company set forth in Section 8.2, from and after the second (2nd) anniversary of the date hereof, JLL Fund V and WP shall each have the right to cause the Company to exercise up to (2) of the Company's demand registration rights (each, a "Demand Right") pursuant to, and in accordance with the terms of, the BFS Stockholders Agreement. Upon exercise of any such Demand Right in compliance with this Article IX, the Member exercising such right (the "Demanding Member") shall have the right to require the registration by BFS (a "Demand Registration") of up to the total number of Registrable Shares then held by the Company and deemed to be owned by such Demanding Member.

         (b) The Demanding Member shall be entitled to select a nationally recognized managing underwriter or underwriters to manage and administer any offerings of Registrable Shares in connection with the exercise of a Demand Right (and the Company shall notify BFS of any such selection), such underwriter or underwriters, as the case may be, to be subject to the approval of BFS in accordance with the BFS Stockholders Agreement. Any Member seeking to exercise a Demand Right shall give written notice (a "Demand Notice") to the Company and each of the other Members in accordance with Section 14.1, notifying the Company and such other Members of: (i) the Demanding Member's intent to exercise a Demand Right; (ii) the number of BFS Shares the Demanding Member intends to cause BFS to register; (iii) the intended method of distribution of the Registrable Shares; and (iv) the name and address of the managing underwriter or underwriters, if any, selected by the Demanding Member for the offering. Within ten (10) Business Days after receipt of a Demand Notice, each Member desiring to participate in the Demand Registration shall give written notice (a "Demand Participation Notice") to the Company and the Demanding Member specifying the number of Registrable Shares held by the Company and deemed to be owned by such Member (each, a "Participating Member") which such Participating Member has elected to include in such Demand Registration. Subject to Section 9.4, the Company shall include in the Demand Registration all Registrable Shares then held by the Company and requested to be included in such Demand Registration by the Participating Members deemed to own such Registrable Shares and from whom the Company has received a Demand Participation Notice within ten (10) Business Days after the date that the Demand Notice was delivered.

         (c) Each of the Members acknowledges and agrees that the exercise of Demand Rights by the Company pursuant to this Article IX is subject to all of the terms and conditions of the BFS Stockholders Agreement, including any limitations on minimum offering size and the provisions relating to holdbacks and blackout periods, and agrees to be subject to all of the terms and conditions thereof as if it was a party thereto.

         (d) The Company shall distribute the proceeds of the sale of any Registrable Shares that are the subject of a Demand Registration to the Demanding Member and any Participating Members in accordance with the number of BFS Shares that are included in such Demand Registration by such Demanding Member and such Participating Members, and shall cancel on its books the corresponding Interests held by the Demanding Member and any Participating Members, and thereupon all of the Demanding Member's and any Participating Members' rights in and to such Interests shall terminate.

         9.3 Piggyback Registration Rights.

         (a) Subject to the restrictions on Transfer of the BFS Shares held by the Company set forth in Section 8.2, from and after the second (2nd) anniversary of the date hereof, each of the Members shall have the right to cause the Company to exercise piggyback registration rights (each, a "Piggyback Right") pursuant to, and in accordance with the terms of, the BFS Stockholders Agreement. Upon receipt of any Piggyback Notice (as defined in the BFS Stockholders Agreement), the Company shall promptly forward such Piggyback Notice to each of the Members. Within five (5) Business Days after receipt of a Piggyback Notice, each Member desiring to participate in the registration subject to such Piggyback Notice (a "Piggyback Registration") shall give written notice (a "Piggyback Participation Notice") to the Company specifying the number of Registrable Shares held by the Company and deemed to be owned by such Member (each, a "Piggyback Participating Member") which such Piggyback Participating Member has elected to include in such Piggyback Registration. Subject to Section 9.4, the Company shall include in the Piggyback Registration all Registrable Shares then held by the Company and requested to be included in such Piggyback Registration by the Piggyback Participating Members deemed to own such Registrable Shares and from whom the Company has received a Piggyback Participation Notice within five (5) Business Days after the date that the Piggyback Notice was delivered.

         (b) Any Piggyback Participating Member may cause the Company to withdraw any of its Piggyback Rights at any time after delivery of the Piggyback Participation Notice therefor. Upon receipt of a notice of withdrawal from a Piggyback Participating Member, the Company shall, and shall cause BFS to, cease all efforts to secure the registration of the BFS Shares subject to the applicable Piggyback Participation Notice.

         (c) Each of the Members acknowledges and agrees that the exercise of Piggyback Rights by the Company pursuant to this Article IX is subject to all of the terms and conditions of the BFS Stockholders Agreement, and agrees to be subject to all of the terms and conditions thereof as if it was a party thereto.

         (d) The Company shall distribute the proceeds of the sale of any Registrable Shares that are the subject of a Piggyback Registration to the Piggyback Participating Members in accordance with the number of BFS Shares that are included in such Piggyback Registration by such Piggyback Participating Members, and shall cancel on its books the corresponding Interests held by the Piggyback Participating Members, and thereupon all of the Piggyback Participating Members' rights in and to such Interests shall terminate.

         9.4 Pro-Rata Cutback. If the aggregate number of BFS Shares held by the Company which the Members seek to have the Company include in any Demand Registration or Piggyback Registration shall exceed the number of BFS Shares which the Company is entitled to include in such Demand Registration or Piggyback Registration pursuant to the terms of the BFS Stockholders Agreement, then the Company shall cause to be included in such Demand Registration or Piggyback Registration with respect to each Demanding Member, Participating Member or Piggyback Participating Member, as the case may be, a number of BFS Shares equal to (i) the maximum number of BFS Shares which the Company is permitted to include in such Demand Registration or Piggyback Registration pursuant to the terms of the BFS Stockholders Agreement multiplied by (ii) the quotient of (A) the number of BFS Shares held by the Company initially sought to be included in such registration statement by such Member divided by (B) the number of BFS Shares held by the Company initially sought to be included in such registration statement by all Members.

                                   ARTICLE X

                             EVENTS OF DISSOLUTION

         The Company shall be dissolved upon the occurrence of any of the following events (each, an "Event of Dissolution"):

         (a) The Members vote for dissolution at any time;

         (b) Any Member requests dissolution after June 22, 2012; or

         (c) A judicial dissolution of the Company under Section 18-802 of the Act.

         No other event, including the retirement, withdrawal, insolvency, liquidation, dissolution, insanity, resignation, expulsion, bankruptcy, death, incapacity or adjudication of incompetency of a Member, shall cause the existence of the Company to terminate.

                                  ARTICLE XI

                                  TERMINATION

         11.1 Liquidation. In the event that an Event of Dissolution shall occur, then the Company shall be liquidated and its affairs shall be wound up. All proceeds from such liquidation shall be distributed in accordance with the provisions of Section 18-804 of the Act, and distributions to the Members shall be made in accordance with the positive balances in their respective Capital Accounts, after taking into account all adjustments for all periods. All Interests in the Company shall be cancelled.

         11.2 Final Accounting. In the event of the dissolution of the Company, prior to any liquidation, a proper accounting shall be made to the Members from the date of the last previous accounting to the date of dissolution.

         11.3 Distribution in Kind. In the event the Board determines in connection with the liquidation of the Company that a portion of the Company's assets are best distributed in kind to the Members, then such assets shall be so distributed in kind to the Members on a pro rata basis in accordance with their relative Member Ratios.

         11.4 Certificate of Cancellation. Upon the completion of the winding up of the Company's affairs and distribution of the Company's assets, the Company shall be terminated and the Members shall cause the Company to execute and file a Certificate of Cancellation in accordance with Section 18-203 of the Act.

                                  ARTICLE XII

                        EXCULPATION AND INDEMNIFICATION

         12.1 Exculpation. Notwithstanding any other provisions of this Agreement, whether express or implied, or obligation or duty at law or in equity, none of the Members, Managers, or any officers, directors, stockholders, partners, employees, representatives or agents of any of the foregoing, nor any officer, employee, representative or agent of the Company or any of its Affiliates (individually, a "Covered Person" and, collectively, the "Covered Persons") nor any former Covered Person shall be liable to the Company or any other Person for any act or omission (in relation to the Company, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted in good faith by a Covered Person and in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by this Agreement, provided a majority of disinterested Managers shall not have determined that such act or omission constitutes fraud, willful misconduct, bad faith, or gross negligence.

         12.2 Indemnification. To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person and each former Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person or former Covered Person shall not be entitled to indemnification under this Section 12.2 with respect to (i) any Claim with respect to which a majority of disinterested Managers has determined that such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Board. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 12.2. Notwithstanding the foregoing, no Covered Person shall be indemnified by the Company in respect of any Claim by a Member of the Company.

         12.3 Corporate Opportunity.

         (a) If a Member (or any of its officers, directors, agents, stockholders, members, partners, Affiliates or subsidiaries) or a Manager acquires knowledge of a potential transaction or matter which may be a Corporate Opportunity or otherwise is then exploiting any Corporate Opportunity, the Company shall have no interest in such Corporate Opportunity and no expectancy that such Corporate Opportunity be offered to it, any such interest or expectancy being hereby renounced, so that such Person shall have no duty to present such Corporate Opportunity to the Company and shall have the right to hold any such Corporate Opportunity for its (and its officers', directors', agents', stockholders', members', partners', Affiliates' or subsidiaries') own account or to direct, sell, assign or transfer such Corporate Opportunity to Persons other than the Company. Such Person shall not breach any fiduciary duty by reason of the fact that such Person does not present such Corporate Opportunity to the Company or pursues or acquires such Corporate Opportunity for itself or directs, sells, assigns or transfers such Corporate Opportunity to another Person.

         (b) For purposes of this Section 12.3, (i) the term the "Company" shall mean the Company and all corporations, partnerships, joint ventures, associations and other entities in which the Company beneficially owns (directly or indirectly) 50% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests (other than BFS); and
(ii) the term "Corporate Opportunity" shall mean an investment or business opportunity or prospective economic advantage in which the Company could, but for the provisions of this Section 12.3 have an interest or expectancy.

         12.4 Amendments. Any repeal or modification of this Article XII shall not adversely affect any rights of such Covered Person or any other person entitled to the protections of Section 12.3 pursuant to this Article XII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

                                 ARTICLE XIII

                             AMENDMENT TO AGREEMENT

         This Agreement and the Certificate of Formation may only be amended, and the observance of any term hereof may be waived, with (and only with) the written consent of each Member.

                                  ARTICLE XIV

                               GENERAL PROVISIONS

         14.1 Notices. Unless otherwise specifically provided in this Agreement, all notices and other communications required or permitted to be given hereunder shall be in writing and shall be (i) delivered by hand, (ii) delivered by a nationally recognized commercial overnight delivery service,
(iii) mailed postage prepaid by first class mail in any such case directed or addressed to the respective addresses set forth on Schedule A hereto or (iv) transmitted by facsimile transmitted to:

         If to JLL Fund V, to:       JLL Partners Fund V, LP
                                     450 Lexington Avenue
                                     Suite 3350
                                     New York, New York  10017
                                     Attention: Ramsey A. Frank
                                     Fax:  (212) 286-8626

                  with a copy to:    (which shall not constitute notice)

                                     Skadden, Arps, Slate, Meagher & Flom LLP
                                     One Rodney Square
                                     P.O. Box 636
                                     Wilmington, Delaware 19899-0636
                                     Attention: Robert B. Pincus, Esq.
                                     Fax: (302) 651-3001

         If to WP, to:               Warburg Pincus Private Equity IX, L.P.
                                     c/o Warburg Pincus LLC
                                     466 Lexington Avenue
                                     New York, NY 10017-3147
                                     Attention:  David Barr
                                                 Kevin Kruse
                                     Fax:  (212) 878-9100

                  with a copy to:    (which shall not constitute notice)

                                     Willkie Farr & Gallagher LLP
                                     787 Seventh Avenue
                                     New York, N.Y. 10019-6099
                                     Attention:  Steven J. Gartner, Esq.
                                     Fax:  (212) 728-8111

         If to the Company, to:      Building Products LLC
                                     c/o JLL Partners
                                     450 Lexington Avenue
                                     Suite 3350
                                     New York, New York  10017
                                     Attention: Ramsey A. Frank
                                     Fax:  (212) 286-8626

                  with a copy to:    (which shall not constitute notice)

                                     Warburg Pincus Private Equity IX, L.P.
                                     c/o Warburg Pincus LLC
                                     466 Lexington Avenue
                                     New York, NY 10017-3147
                                     Attention:  David Barr
                                                 Kevin Kruse
                                     Fax:  (212) 878-9100

Such notices shall be effective: (a) in the case of hand deliveries when received; (b) in the case of an overnight delivery service, on the next Business Day after being placed in the possession of such delivery service, with delivery charges prepaid; (c) in the case of mail, five (5) days after deposit in the postal system, first class mail, postage prepaid; and (d) in the case of facsimile notices, when electronic indication of receipt is received. Any party may change its address and telecopy number by written notice to the other parties given in accordance with this Section 14.1.

         14.2 Entire Agreement, etc. This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and supersedes all prior contracts, agreements and understandings between them. No course of prior dealings between the parties shall be relevant to supplement or explain any term used in this Agreement. Acceptance or acquiescence in a course of performance rendered under this Agreement shall not be relevant to determine the meaning of this Agreement even though the accepting or the acquiescing party has knowledge of the nature of the performance and an opportunity for objection. No provisions of this Agreement may be waived, amended or modified orally, but only by an instrument in writing executed by a duly authorized officer. No waiver of any terms or conditions of this Agreement in one instance shall operate as a waiver of any other term or condition or as a waiver in any other instance.

         14.3 Construction Principles. As used in this Agreement words in any gender shall be deemed to include all other genders. The singular shall be deemed to include the plural and vice versa. The captions and article and section headings in this Agreement are inserted for convenience of reference only and are not intended to have significance for the interpretation of or construction of the provisions of this Agreement.

         14.4 Counterparts. This Agreement may be executed in two or more counterparts by the parties hereto, each of which when so executed will be an original, but all of which together will constitute one and the same instrument.

         14.5 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the Members' expectations regarding this Agreement. Otherwise, the Members agree to replace any invalid or unenforceable provision with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

         14.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

         14.7 Binding Effect. This Agreement shall be binding upon, and inure to the benefit of the Members.

         14.8 Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and of the transactions contemplated hereby.

         14.9 No Third-Party Beneficiary. This Agreement is made solely for the benefit of the parties hereto and no other Person shall have any rights, interest, or claims hereunder or otherwise be entitled to any benefits under or on account of this Agreement as a third-party beneficiary or otherwise.

         14.10 Limited Liability Company. The parties to this Agreement agree to form a Limited Liability Company and do not intend to form a partnership under the laws of the State of Delaware or any other laws; provided, however, that, to the extent permitted by U.S. law, the Company will be treated as a partnership for U.S. federal, state and local income tax purposes and as an "investment partnership" as defined in Section 731(c) of the Code. The Members agree not to take, and cause the Company not to take, any action inconsistent with the Company's classification as a partnership for U.S. federal income tax purposes and as an "investment partnership" as defined in Section 731(c) of the Code.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, each Member has duly executed this Agreement as of the day first above written.

                                        JLL PARTNERS FUND V, L.P.

                                        By:  JLL Associates V, L.P.,
                                                its general partner

                                        By:  JLL Associates, G.P. V, LLC,
                                                its general partner


                                        By: /s/ Paul S. Levy
                                           ------------------------------------
                                           Name:  Paul S. Levy
                                           Title: Managing Member


                                        WARBURG PINCUS PRIVATE EQUITY IX, L.P.

                                        By:  Warburg Pincus IX LLC, General
                                             Partner

                                        By:  Warburg Pincus Partners, LLC, Sole
                                             Member

                                        By:  Warburg Pincus & Co., Managing
                                             Member


                                        By: /s/ Kevin Kruse
                                           ------------------------------------
                                           Name:  Kevin Kruse
                                           Title:


                                        BUILDING PRODUCTS, LLC


                                        By: /s/ Brett N. Milgrim
                                           ------------------------------------
                                           Name:  Brett N. Milgrim
                                           Title: Authorized Person

                                                                     Schedule A
                                                                     ----------

                            MEMBER INFORMATION TABLE
                            ------------------------

      Name and Address                      Capital                 Member
         of Member                          Account                 Ratio
         ---------                          -------                 -----

Holders of Interests

JLL Partners Fund V, LP                    $199,008,684.50               50.0%
450 Lexington Avenue
Suite 3350
New York, New York  10017

Warburg Pincus Private Equity IX, L.P.     $199,008,684.50               50.0%
466 Lexington Avenue
New York, NY 10017-3147

                                                                    SCHEDULE I
                                                                    ----------

         Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity IX, L.P. ("WP IX") is Warburg Pincus IX, LLC ("WP IX LLC"), an indirect subsidiary of WP. WP IX, WP IX LLC, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.




                            GENERAL PARTNERS OF WP
                            ----------------------

                                         PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                            TO POSITION WITH WP, AND POSITIONS
            NAME                               WITH THE REPORTING ENTITIES

Joel Ackerman                       Partner of WP; Member and Managing Director of WP LLC
Scott A. Arenare                    Partner of WP; Member and Managing Director of WP LLC
Gregory Back                        Partner of WP; Member and Managing Director of WP LLC
David Barr                          Partner of WP; Member and Managing Director of WP LLC
Harold Brown                        Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney                      Partner of WP; Member and Managing Director of WP LLC
Mark Colodny                        Partner of WP; Member and Managing Director of WP LLC
David A. Coulter                    Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt                     Partner of WP; Member and Managing Director of WP LLC
W. Bowman Cutter                    Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis                       Partner of WP; Member and Managing Director of WP LLC
Michael Graff                       Partner of WP; Member and Managing Director of WP LLC
Patrick T. Hackett                  Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris                   Partner of WP; Member and Managing Director of WP LLC
Stewart J. Hen                      Partner of WP; Member and Managing Director of WP LLC
William H. Janeway                  Partner of WP; Member and Vice Chairman of WP LLC
Julie A. Johnson Staples            Partner of WP; Member and Managing Director of WP LLC
Chansoo Joung                       Partner of WP; Member and Managing Director of WP LLC
Peter R. Kagan                      Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye                     Managing General Partner of WP; Managing Member and Co-President of WP LLC
Henry Kressel                       Partner of WP; Member and Managing Director of WP LLC
Kevin Kruse                         Partner of WP; Member and Managing Director of WP LLC
Joseph P. Landy                     Managing General Partner of WP; Managing Member and Co-President of WP LLC
Sidney Lapidus                      Partner of WP; Member and Managing Director of WP LLC
Kewsong Lee                         Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff                    Partner of WP; Member and Managing Director of WP LLC
Philip Mintz                        Partner of WP; Member and Managing Director of WP LLC
Rodman W. Moorhead III              Partner of WP; Member and Managing Director of WP LLC
James Neary                         Partner of WP; Member and Managing Director of WP LLC
Bilge Ogut                          Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak                        Partner of WP; Member and Managing Director of WP LLC
Lionel I. Pincus                    Partner of WP; Member and Chairman of WP LLC
Michael F. Profenius                Partner of WP; Member and Managing Director of WP LLC
Stan Raatz                          Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht                    Partner of WP; Member and Managing Director of WP LLC
Steven G. Schneider                 Partner of WP; Member and Managing Director of WP LLC
Mimi Strouse                        Partner of WP; Member and Managing Director of WP LLC
Patrick Sullivan                    Partner of WP; Member and Managing Director of WP LLC
Barry Taylor                        Partner of WP; Member and Managing Director of WP LLC
Christopher H. Turner               Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein                  Partner of WP; Member and Vice Chairman of WP LLC
John R. Vrolyk                      Partner of WP; Member and Managing Director of WP LLC
Elizabeth H. Weatherman             Partner of WP; Member and Managing Director of WP LLC
David J. Wenstrup                   Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman                   Partner of WP; Member and Managing Director of WP LLC
Pincus & Company LLC*
NL & Co.**
Warburg Pincus VP
Partnership, L.P.***

---------------------

* New York limited liability company; primary activity is ownership interest in WP and WP LLC
** New York limited partnership; primary activity is ownership interest in WP *** Delaware limited partnership; primary activity is ownership interest in WP


                               MEMBERS OF WP LLC
                               -----------------

                                      PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                       TO POSITION WITH WP LLC, AND POSITIONS
            NAME                             WITH THE REPORTING ENTITIES

Joel Ackerman                       Member and Managing Director of WP LLC; Partner of WP
Scott A. Arenare                    Member and Managing Director of WP LLC; Partner of WP
Gregory Back                        Member and Managing Director of WP LLC; Partner of WP
David Barr                          Member and Managing Director of WP LLC; Partner of WP
Harold Brown                        Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney                      Member and Managing Director of WP LLC; Partner of WP
Stephen John Coates (1)             Member and Managing Director of WP LLC
Mark Colodny                        Member and Managing Director of WP LLC; Partner of WP
David A. Coulter                    Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt                     Member and Managing Director of WP LLC; Partner of WP
W. Bowman Cutter                    Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis                       Member and Managing Director of WP LLC; Partner of WP
Rajiv Ghatalia (2)                  Member and Managing Director of WP LLC
Michael Graff                       Member and Managing Director of WP LLC; Partner of WP
Patrick T. Hackett                  Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris                   Member and Managing Director of WP LLC; Partner of WP
Stewart J. Hen                      Member and Managing Director of WP LLC; Partner of WP
William H. Janeway                  Member and Vice Chairman of WP LLC; Partner of WP
Julie A. Johnson Staples            Member and Managing Director of WP LLC; Partner of WP
Chansoo Joung                       Member and Managing Director of WP LLC; Partner of WP
Peter R. Kagan                      Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye                     Managing Member and Co-President of WP LLC; Managing General Partner of WP
Rajesh Khanna (2)                   Member and Managing Director of WP LLC
Henry Kressel                       Member and Managing Director of WP LLC; Partner of WP
Kevin Kruse                         Member and Managing Director of WP LLC; Partner of WP
Joseph P. Landy                     Managing Member and Co-President of WP LLC; Managing General Partner of WP
Sidney Lapidus                      Member and Managing Director of WP LLC; Partner of WP
Kewsong Lee                         Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff                    Member and Managing Director of WP LLC; Partner of WP
Jeff Leng (3)                       Member and Managing Director of WP LLC
David Li (4)                        Member and Managing Director of WP LLC
Nicholas J. Lowcock (1)             Member and Managing Director of WP LLC
Philip Mintz                        Member and Managing Director of WP LLC; Partner of WP
Rodman W. Moorhead III              Member and Managing Director of WP LLC; Partner of WP
James Neary                         Member and Managing Director of WP LLC; Partner of WP
Bilge Ogut                          Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak                        Member and Managing Director of WP LLC; Partner of WP
Lionel I. Pincus                    Member and Chairman of WP LLC; Partner of WP
Pulak Chandan Prasad (2)            Member and Managing Director of WP LLC
Michael F. Profenius                Member and Managing Director of WP LLC; Partner of WP
Stan Raatz                          Member and Managing Director of WP LLC; Partner of WP
Henry B. Schacht                    Member and Managing Director of WP LLC; Partner of WP
Steven G. Schneider                 Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (5)                Member and Managing Director of WP LLC
Mimi Strouse                        Member and Managing Director of WP LLC; Partner of WP
Patrick Sullivan                    Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (4)                    Member and Managing Director of WP LLC
Barry Taylor                        Member and Managing Director of WP LLC; Partner of WP
Christopher H. Turner               Member and Managing Director of WP LLC; Partner of WP
Simon Turton (1)                    Member and Managing Director of WP LLC
John L. Vogelstein                  Member and Vice Chairman of WP LLC; Partner of WP
John R. Vrolyk                      Member and Managing Director of WP LLC; Partner of WP
Elizabeth H. Weatherman             Member and Managing Director of WP LLC; Partner of WP
David J. Wenstrup                   Member and Managing Director of WP LLC; Partner of WP
Peter Wilson (1)                    Member and Managing Director of WP LLC
Jeremy S. Young (1)                 Member and Managing Director of WP LLC
Rosanne Zimmerman                   Member and Managing Director of WP LLC; Partner of WP
Pincus & Company LLC*



        (1)      Citizen of United Kingdom
        (2)      Citizen of India
        (3)      Citizen of China
        (4)      Citizen of Hong Kong
        (5)      Citizen of Canada

* New York limited liability company; primary activity is ownership interest in WP and WP LLC


    As of February 15, 2006

                               POWER OF ATTORNEY

     The undersigned hereby constitutes and appoints each of Scott A. Arenare, Timothy J. Curt and Steven G. Schneider, acting together or individually, his/her true and lawful attorney-in fact to:

     1. execute for and on behalf of the undersigned any statement or report, including any amendment to any statement or report, required to be filed with respect to the undersigned under Section 13 or
          Section 16 of the United States Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements thereunder, including without limitation any Form 3, 4 or 5 or any Schedule 13D or 13G, or any statement or report, including any amendment to any statement or report, required to be filed with respect to the undersigned under any comparable laws, rules, regulations and requirements of any foreign jurisdiction, and to file any of the same with the Securities and Exchange Commission and any other appropriate U.S. and foreign regulatory authorities;

     2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms and the filing thereof with the United States Securities and Exchange Commission and any other person as may be required by law; and

     3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve may approve in his discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with the Securities Exchange Act of 1934, as amended.

     This power of attorney shall continue in full force and effect until revoked in writing by the undersigned or his/her attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 27th day of February, 2006.


     /s/ Joseph P. Landy
     ----------------------------------------------------
     Print Name: Joseph P. Landy

                               POWER OF ATTORNEY

     The undersigned hereby constitutes and appoints each of Scott A. Arenare, Timothy J. Curt and Steven G. Schneider, acting together or individually, his/her true and lawful attorney-in fact to:

     1. execute for and on behalf of the undersigned any statement or report, including any amendment to any statement or report, required to be filed with respect to the undersigned under Section 13 or
          Section 16 of the United States Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements thereunder, including without limitation any Form 3, 4 or 5 or any Schedule 13D or 13G, or any statement or report, including any amendment to any statement or report, required to be filed with respect to the undersigned under any comparable laws, rules, regulations and requirements of any foreign jurisdiction, and to file any of the same with the Securities and Exchange Commission and any other appropriate U.S. and foreign regulatory authorities;

     2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms and the filing thereof with the United States Securities and Exchange Commission and any other person as may be required by law; and

     3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve may approve in his discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with the Securities Exchange Act of 1934, as amended.

     This power of attorney shall continue in full force and effect until revoked in writing by the undersigned or his/her attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 27th day of February, 2006.


     /s/ Charles R. Kaye
     -----------------------------------------------
     Print Name: Charles R. Kaye